INTERNET
GROUP

07026791

File No. 82-34950

August 27, 2007

Office of Investor Education and Assistance
Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED AUG 2 9 2007 WASH, D.C. 185 SECTION

Securities and Exchange Commission AUG 28 2007 Office of Investor Education & Assistance

Re: GMO Internet Inc.-12g3-2(b) exemption

To: Office of Investor Education and Assistance

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by GMO Internet since December 1, 2006 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached.

If you have any further questions or requests for additional information please do not hesitate to contact Manager of General Affairs Department, at +81-3-5456-2731(telephone) or +81-3-3780-2611(facsimile).

Sincerely,
GMO Internet Inc.

PROCESSED
SEP 2 6 2007
THOMSON FINANCIAL

By [signature]
Name: Takayuki Meguro
Title: Manager of General Affairs Department

Enclosures: Annex A

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
April 1, 2007

A. ENGLISH LANGUAGE DOCUMENTS

(1) May 11,2007

Revision to Interim Results Forecast for the Fiscal Year Ending 2007.

(2) May 15,2007

Condensed Consolidated Financial Statement for the First Quarter of the Term Ending December 2007

(3) May 15,2007

Condensed Non-Consolidated Financial Statement for the First Quarter of the Term Ending December 2007

(4) May 17,2007

Change of Subsidiary Company Name.

(5) June 14,2007

Notice of Issuance of New Stock and Unsecured Convertible Bonds with Equity Warrants by Third Party Allocation (Unsecured Convertible Bonds with Equity Warrants and Special Agreement on Limited Equal Priority among Bonds)

(6) June 29,2007 GMO Internet

Dissolution of a Subsidiary.

(7) July 31,2007 GMO Internet

Partial Revision to the Notice of Issuance of New Stock and Unsecured Convertible Bonds with Equity Warrants by Third Party Allocation (Unsecured Convertible Bonds with Equity Warrants and Special Agreement on Limited Equal Priority among Bonds)

ANNEX A

(8) August 2,2007

Securitization of Consumer Loan Assets in a Subsidiary.

(9) August 13,2007

Announcement of Complete Pullout of Loans and Credit Business, Transfer of Stock in a Subsidiary (Transfer of a Subsidiary) and Change of Subsidiary Name.

(10) August 13,2007

Transfer of GMO Internet Securities Stock.

(11) August 13,2007

Partial Sale of GMO Hosting & Security Inc.

(12) August 13,2007

Revision to Results Forecast and Dividends for the Fiscal Year Ending December 2007

(13) August 13,2007

An Explanation of Today's Series of Disclosures.

(14) August 14,2007

Interim Financial Statement for the Term Ending December 2007

May 11, 2007

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo, JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp

Revision to Interim Results Forecast for the Fiscal Year Ending 2007

GMO Internet Inc. has made the following changes to the interim results forecast for the fiscal year ending 2007 (01.01.2007 – 06.30.2007) that were announced in the *Financial Statement for the Fiscal Year Ended 2006* released on February 22, 2007.

1. Revision to Interim Results Forecast (01.01.2007 – 06.30.2007)

(1)Consolidated

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (February 22, 2007)	(¥millions) 28,000	(¥millions) 2,500	(¥millions) 2,100	(¥millions) 700
New Forecast (b)	29,000	3,300	3,000	700
Amount of Change (b-a)	1,000	800	900	–
Percentage Change	3.6%	32.0%	42.9%	–%
(Reference) Interim of Fiscal Year Ended 2006	23,042	2,009	1,927	193

(2)Non-Consolidated

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (February 22, 2007)	(¥millions) 6,000	(¥millions) 620	(¥millions) 1,170	(¥millions) 950
New Forecast (b)	6,500	750	700	500
Amount of Change (b-a)	500	130	-470	-450
Percentage Change	8.3%	21.0%	-40.2%	-47.4%
(Reference) Interim of Fiscal Year Ended 2006	5,938	577	1,325	1,417

2. Reasons for the Revised Forecast

The above revisions to the consolidated results forecast were made as a result of factors including solid performance in the Internet Infrastructure and Internet Media segments and the expected influence of a reduction in sales general and administrative expenses in the Internet Finance segment.

Revisions to the non-consolidated results forecast were made for the same reasons, stated above that consolidated forecasts were revised, in addition to a revised payment period for dividends that were expected to be received from a subsidiary in the interim period.

No revisions have been made to the full-year results forecast at this time. However, any future revisions that are deemed necessary in consideration of business developments will be promptly disclosed.

These results forecasts are based on currently available information including factors that are largely indeterminable. Actual results may vary from the above forecast as a result of changes in business conditions.

Condensed Consolidated Financial Statement for the First Quarter of the Term Ending December 2007

May 15, 2007

Name of Listed Company: **GMO Internet Inc.**
Exchange Listing: Tokyo Stock Exchange, First Section Stock Code: 9449
Location of Head Office: Tokyo URL: http://www.gmo.jp
Representative: CEO and Representative Director: Masatoshi Kumagai
Contact: Masashi Yasuda, Managing Director Contact Number: +81-3-5456-2555

(I) Matters concerning the preparation of financial information
1. Adoption of simplified accounting method: None
2. Change in method of accounting treatment since the previous consolidated fiscal year: None
3. Change in the scope of consolidation or application of equity method: Yes
   Consolidated Subsidiaries: New: 4 Excluded: 0 Equity Method Affiliates: New: 0 Excluded: 0

(II) First Quarter Performance and Financial Condition for the Fiscal Year Ending December 2007 (01.01.07 - 03.31.07)

(1.) Consolidated Operating Results Note: All amounts rounded down to the nearest million.

	Sales	Operating Profit	Ordinary Profit	Net Profit
	¥ millions %	¥ millions %	¥ millions %	¥ millions %
FY2007 1st Quarter	15,059 (28.6)	1,943 (98.1)	1,784 (77.0)	245 (634.9)
FY2006 1st Quarter	11,713 (53.0)	980 (7.3)	1,008 (7.7)	33 (-92.7)
(Reference) Year Ended December 2006	50,842	4,271	3,992	-12,099

	Net Profit per Share	Net Profit per Share (Diluted)
	¥	¥
FY2007 1st Quarter	3.39	3.37
FY2006 1st Quarter	0.54	0.54
(Reference) Year Ended December 2006	-194.81	–

Note: Percentage figures (sales, profit etc.) represent the increase or decrease over the previous corresponding period.

(2.) Consolidated Financial Condition

	Total Assets	Net Assets	Shareholders' Equity Ratio	Shareholders' Equity per Share
	¥ millions	¥ millions	%	¥
FY2007 1st Quarter	139,498	20,017	8.3	160.39
FY2006 1st Quarter	90,583	17,387	19.2	280.60
(Reference) Year Ended December 2006	146,279	19,528	7.7	156.79

(3.) Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash flow from Financing Activities	Cash and Cash Equivalents Closing balance
	¥ millions	¥ millions	¥ millions	¥ millions
FY2007 1st Quarter	4,570	-6,973	-6,241	24,562
FY2006 1st Quarter	-1,154	-892	987	22,715
(Reference) Year Ended December 2006	4,544	-3,400	7,995	33,180

(III) Consolidated Results Forecast for the Term Ending December 2007 (01.01.07 – 12.31.07)

	Sales	Operating Profit	Ordinary Profit	Net Profit
	¥ millions	¥ millions	¥ millions	¥ millions
Interim	29,000	3,300	3,000	700
Full Year	60,000	7,000	6,300	2,500

(Reference) Forecast Net Profit per Share (full year): ¥34.66

Note: The above projections are based on information currently available including factors that are largely indeterminable. Actual results may vary from the projected figures as a result of changes in business conditions.

The Corporate Group

GMO Internet Inc., (hereafter "the company") is a corporate group consisting of the company and 49 consolidated subsidiaries. Under the corporate slogan *Internet for Everyone* the group operates in three segments, Internet Use Support (Internet Infrastructure), Internet Advertising Support (Internet Media) and Internet Finance. The following table shows the businesses included in each segment and the group companies operating in each business area. The classification of businesses here is the same as that used in the segment sales table.

Business Segment	Main Operations		Main Companies
Internet Use Support (Infrastructure)	Domain Registration	Domain registration service, Internet number service	the company INTERNET Number Corporation paperboy&co.
	Web Hosting	Rental server service (web hosting service)	the company GMO Hosting & Security Inc. paperboy&co. Hosting & Security INC. @YMC Corporation Mighty Server Inc.
	Web Development & E-Commerce Solutions	Web site design, Operation support services, System consulting, Online shop construction consulting – construction and ASP services	the company Grandsphere Co. Ltd. GSS Corporation (formerly GMO Blog Inc.) Global Web Co. Ltd. paperboy&co. MakeShop Inc. GMO Solution Partner Inc.
	Internet Security	Security for information on the Internet, Authentication services for businesses and individuals	GeoTrust Japan Inc. GlobalSign Ltd. GlobalSign NV
	Credit Card Payment Processing	Credit card billing service	GMO Payment Gateway Inc. Epsilon Inc.
	Provider (ISP)	Internet access provider	the company
Internet Advertising Support (Media)	Internet Media & Search Media	Internet advertising media development and operation – blogs, Internet communities etc. Contextual advertising, JWord (Japanese keyword search) operation and sales, SEO and listing advertising	the company Magclick Inc. GMO Media Holdings Inc. Tea Cup Communication Ltd. GMO Media Inc. GMO Ad Networks Inc. JWord Inc. BOM Inc.
	Internet Advertising Agency	Advertising sales, mainly Internet advertising media and recruitment advertisements	Magclick Inc. GMO San Planning Inc.
	Other	Online games – design and operation, Internet research systems and management of Internet research panel	NETCLUE Co. Ltd. (Korea) GMO Games Inc. GMO Research Inc.

Internet Finance	Loans and Credit	Loans and credit	GMO NetCard Inc. GMO LOAN-CREDIT HOLDINDS Inc. MIKI-SHOJI Co. Ltd. Jaxon Finance Inc. Limited Liability Chukan-Hojin ASA Holdings 4 ASA5 Merger Corporation Just Inc. Like Card Ltd. Sanyo Credit Ltd. East Japan Credit Ltd. Sunlife Ltd. Sanai Credit Ltd. Million Ltd. Alto Ltd. Japan Ltd. JC Ltd. Save Ltd. N Corporation Co. Ltd.
	Internet Securities	Internet securities	GMO Internet Securities Inc.
	Other	Venture capital	GMO Venture Partners Inc. GMO Venture Partners - Investment Limited Partnership Blog Business Fund - Investment Limited Partnership

List of Consolidated Subsidiaries

Company Name	% voting rights or equity share held	Category	Business Description
GMO Games Inc.	100.0%	Consolidated Subsidiary	Online games - marketing and operation
GMO Media Holdings Inc.	100.0%	Consolidated Subsidiary	Total strategy design for the media industry
GMO Venture Partners Inc.	100.0%	Consolidated Subsidiary	Venture capital
BOM Inc.	100.0%	Consolidated Subsidiary	Listing advertising
Grandsphere Co. Ltd.	92.5%	Consolidated Subsidiary	System consulting
GMO LOAN-CREDIT HOLDINGS Inc. (*2)	91.1%	Consolidated Subsidiary	Loans and credit
GMO Internet Securities Inc.	90.2%	Consolidated Subsidiary	Internet securities
GMO Research Inc.	78.2%	Consolidated Subsidiary	Research business
GMO Solution Partner Inc. (*2)	76.0%	Consolidated Subsidiary	E-commerce site development support
GMO Hosting & Security Inc.	63.2%	Consolidated Subsidiary	Web hosting business
JWord Inc.	62.7%	Consolidated Subsidiary	JWord (Japanese keyword search tool)
paperboy&co.	59.6%	Consolidated Subsidiary	Web hosting for individuals
MakeShop Inc.	58.7%	Consolidated Subsidiary	Online shop construction ASP
GMO Payment Gateway Inc.	52.3%	Consolidated Subsidiary	Provision and operation of credit card payment processing online network
Tea Cup Communication Ltd.	51.0%	Consolidated Subsidiary	Internet community
Magclick Inc.	43.0%	Consolidated Subsidiary	Internet advertising sales
NETCLUE Co. Ltd. (Korea)	100.0% (100.0%)	Consolidated Subsidiary	Online games - marketing and operation
@YMC Corporation	100% (100.0%)	Consolidated Subsidiary	Web hosting business
Epsilon Inc.	100% (100.0%)	Consolidated Subsidiary	Provision and operation of credit card payment processing online network
Mighty Server Inc.	100% (100.0%)	Consolidated Subsidiary	Web hosting business
GMO Ad Networks Inc.	100.0% (100.0%)	Consolidated Subsidiary	RSS/ Atom feed management system provision and community media construction support
GSS Corporation (formerly GMO Blog Inc.) (*1)	100% (100.0%)	Consolidated Subsidiary	Blog system administration and management
GeoTrust Japan Inc.	88.2% (88.2%)	Consolidated Subsidiary	Internet information security, business and personal authentication services
GlobalSign Ltd.(UK)	100% (100.0%)	Consolidated Subsidiary	Internet information security, business and personal authentication services
GlobalSign NV (Belgium)	100% (100.0%)	Consolidated Subsidiary	Internet information security, business and personal authentication services
Global Web Co. Ltd. (*2)	70.0% (70.0%)	Consolidated Subsidiary	Web design, electronic catalog design and translation services

GMO Media Inc.	81.6% (81.6%)	Consolidated Subsidiary	E-mail media, development, provision and management of desktop wallpaper, information and advertising distribution system
GMO San Planning Inc.	90.0% (90.0%)	Consolidated Subsidiary	Advertising agency business
Hosting & Security INC.	51.2% (51.2%)	Consolidated Subsidiary	Web hosting business
INTERNET Number Corporation	69.6% (69.6%)	Consolidated Subsidiary	Internet number service
GMO NetCard Inc.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
MIKI-SHOJI Co. Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Jaxon Finance Inc.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Like Card Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Sanyo Credit Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
East Japan Credit Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Sunlife Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Sanai Credit Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Million Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Alto Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Japan Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
JC Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Save Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
N Corporation Co. Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Just Inc.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Limited Liability Chukan Hojin ASA Holdings 4	100% (100.0%)	Consolidated Subsidiary	Loans and credit
ASA5 Merger Corporation	100% (100.0%)	Consolidated Subsidiary	Loans and credit
GMO Venture Partners Investment Limited Partnership	31.7% (31.7%)	Consolidated Subsidiary	Venture capital
Blog Business Fund Investment Limited Partnership	9.9% (9.9%)	Consolidated Subsidiary	Venture capital

1. The company name of GMO Blog Inc. was changed to GSS Corporation on February 5, 2007.
2. Global Web Co. Ltd. was established on March 1, 2007, GMO LOAN-CREDIT HOLDINGS Inc. was established on February 6, 2007 and Solution Partner Inc. was established on March 1, 2007.
3. In the column "% voting rights or equity share held" figures in parentheses denote indirect ownership.

Business Overview - First Quarter

1. Business Results and Progress – Qualitative Information

The following report outlines business performance in the current consolidated accounting term (01.01.07 to 03.31.07)

General Business Overview

During the current quarter of the consolidated accounting term the Japanese economy exhibited signs of an economic upswing including a recovery of capital investment in the corporate sector and rising share prices. In the Internet market, the arena in which the group operates, the number of broadband service contracts in Japan reached 30.62 million at the end of December 2006. The Internet is now firmly established and Internet use continues to grow.[†]

In this environment, domain registration, web hosting, web development & e-commerce solutions, security and payment processing, the five major businesses in the Internet Use Support (Infrastructure) segment, have continued to perform solidly. At the same time we continue to establish ourselves as the undisputed number one web solutions provider. In the current quarter we further enhanced our sales strength with the establishment of GMO Solution Partner Inc, a joint venture with Sagawa Express Co. Ltd. that provides support services for the devlopment of e-commerce sites. We also established a web design and catalog company, Global Web Co. Ltd. with the objective of further expanding our product range.

The Internet Advertising Support (Media) segment was ranked sixth in the Nielsen/NetRatings March 2007 monthly survey of user numbers with 21.98 million users. Profitability in the Internet media business is rapidly accelerating as we put to use our media assets.

In the Internet Finance segment, particularly in the loans and credit business, major changes are taking place in the external environment. However we are working to maintain and expand our revenue base through such measures as a loan portfolio revision aimed at reducing unguaranteed, unsecured consumer loans and an agreement to establish United Capital, a joint venture loan assets acquisition business with Lehman Brothers Japan.

As a result, in the current quarter of the consolidated accounting term, the group recorded sales of 15,059,175,000 (28.6% year-over-year increase), an operating profit of 1,943,104,000 yen (98.1% year-over-year decrease), an ordinary profit of 1,784,978,000 yen (77.0% year-over-year decrease) and a net profit of 245,019,000 yen (a 634% increase over the same term in the previous year).

Segment Report

Internet Use Support (Infrastructure)

The Internet Use Support (Internet infrastructure) segment recorded sales of 4,764,725,000 yen (18.3% year-over-year increase) and an operating profit of 793,795,000 (19.8% year-over-year increase). In the domain registration business, one of our major business areas, the number of registrations exceeded 600,000 and grew 28.7% over the previous corresponding period. In the web hosting business the number of contracts rose 16.9% year-over-year to almost 400,000. There has also been solid profit growth in the web development & e-commerce solutions, credit card payment processing and security businesses.

Internet Advertising Support (Media)

The Internet Advertising Support (Internet Media) segment recorded sales of 3,426,021,000 yen (5.6% year-over-year increase) and an operating profit of 314,487,000 (53.3% year-over-year increase). A partnership with Overture K.K. led to a major improvement in profitability in the Internet media & search media business.

Internet Finance

The Internet Finance segment recorded sales of 6,957,233,000 yen (54.4% year-over-year increase) and an operating profit of 815,348,000 yen (993.8% year-over-year increase). Despite reducing unguaranteed, unsecured consumer loans, revenue and profits increased from the previous corresponding term due to an increase in guaranteed consumer loans brought about by the addition of Just Inc. and other companies to the consolidation.

[†] Changes in the Number of Broadband Subscribers, Ministry of Public Management, Home Affairs, Posts and Communications

2. Financial Condition - Qualitative Information

Assets, Liabilities and Shareholders' Equity

Significant changes in the state of assets, liabilities and shareholders' equity between March 31, 2006 and March 31, 2007 are as follows.

In current assets, operating loans increased by 33,365,019,000 yen and in fixed assets goodwill[‡] was up by 3,228,316,000 yen. This is largely a result of MIKI-SHOJI Co. Ltd. and Just Inc. becoming consolidated subsidiaries in the loans and credit business. Under liabilities, short term debt rose by ¥22,663,798,000. This was also a result of the two companies joining the consolidation. Deposit in securities business, margin transaction assets in securities business and short term guarantee deposit in securities business were reported in the current assets column and under current liabilities the two items margin transaction liability and securities business – deposit received were reported following the launch of the Internet securities business.

Cash Flow

In regard to cash and cash equivalents (hereafter "funds") in the consolidation during the current quarter, cash provided by operating activities was 4,570,171,000 yen despite payments including corporate tax. Funds used in cash flow from investing activities totaled 6,973,279,000 yen after expenditures including the acquisition of investments in securities and payment for stock in subsidiaries acquired in the previous fiscal year. Net cash used in financing activities was 6,241,613,000 yen, primarily due to loan repayments. Funds stood at 24,562,747,000 yen at the end of the current quarter of the consoldated accounting term. The state of each cash flow in the current term and the factors contributing to that state are as follows.

Cash flow provided by operating activities was 4,570,171,000 yen. A net profit before adjustment for taxes etc. of 1,818,033,000 yen was recorded and a payment of 1,711,248,000 yen in corporate taxes etc. was offset by factors including the collection of operating loans. (In the previous corresponding term 1,154,477,000 yen was used in operating activities).

Net cash used in investing activities was 6,973,279,000 yen. This was due to the acquisition of investments in securities at 440,000,000 yen and expenditure of 6,044,000,000 yen related to the acquisition of stock in a subsidiary in the previous fiscal year. (In the previous corresponding term 892, 339,000 yen was used in investing activities)

Cash used in financing activities was 6,241,613,000 yen. This was predominantly due to an expenditure of 23,681,070,000 yen on long and short term loan repayments only partially offset by 17,430,000,000yen in revenue from the collection of long and short term loans. (In the previous corresponding term 987,151,000 yen was provided by financing activities)

3. Results Forecast for the Fiscal Year Ending December 2007

The business results projection for the current term is as follows. The business environment surrounding the GMO Internet Group is subject to significant change in short periods of time. As such, actual results may vary from those projected here.

Consolidated Results Forecast (01.01.2007 – 12.31.2007)

	Fiscal Year Ending December 2007	Increase/Decrease (Year-over-Year)	Fiscal Year Ended December 2006
	¥ millions	%	¥ millions
Sales	60,000	18.0	50,842
Operating Profit	7,000	63.9	4,271
Ordinary Profit	6,300	57.8	3,992
Net Profit	2,500	–	-12,099

Non-Consolidated Results Forecast (01.01.2007 – 12.31.2007)

	Fiscal Year Ending December 2007	Increase/Decrease (Year-over-Year)	Fiscal Year Ended December 2006
	¥ millions	%	¥ millions
Sales	13,000	7.1	12,133
Operating Profit	1,230	3.5	1,188
Ordinary Profit	1,580	-15.4	1,867
Net Profit	1,250	–	-3,891

‡ Goodwill now includes the Consolidated Adjustments Account. Previously these were separate items.

(Reference) **Table: Quarterly Change by Segment**

I. Sales by Segment (unit: ¥millions)

		2006 1Q	2006 2Q	2006 3Q	2006 4Q	2007 1Q
Internet Use Support (Infrastructure)						
	Provider (ISP)	633	595	560	536	521
	Domain registration	457	502	497	437	541
	Web hosting	1,872	1,956	1,984	2,043	2,049
	Web development & e-commerce solutions*	376	343	562	638	733
	Security	108	101	147	216	288
	Credit card payment processing	384	404	423	450	497
	Other*	194	95	190	145	132
	Segment Sales Total	4,027	3,998	4,366	4,467	4,764
Internet Advertising Support (Media)						
	Internet media & search media	1,276	1,324	1,336	1,521	1,694
	Internet advertising agency	1,837	1,388	1,438	1,764	1,583
	Other*	274	294	330	331	279
	Total	3,389	3,008	3,106	3,617	3,557
	Adjustment for Internal transactions	(146)	(232)	(219)	(229)	(131)
	Segment Sales Total	3,243	2,775	2,886	3,387	3,426
Internet Finance						
	Loans and credit	4,506	4,631	5,674	7,077	6,707
	Internet securities	-	2	66	132	246
	Other	-	-	-	10	4
	Segment Sales Total	4,506	4,633	5,741	7,220	6,957
Adjustment for internal transactions		(63)	(78)	(97)	(174)	(88)
Consolidated Sales		11,713	11,329	12,897	14,901	15,059

II. Operating Profit by Segment (unit: ¥millions)

	2006 1Q	2006 2Q	2006 3Q	2006 4Q	2007 1Q
Internet Use Support (Infrastructure)	662	609	748	671	793
Internet Advertising Support (Media)	205	57	74	200	314
Internet Finance	74	341	-335	796	815
Sub Total	942	1,007	487	1,668	1,923
Adjustment for internal transactions	38	20	50	56	19
Consolidated Operating Profit	980	1,028	537	1,724	1,943

*As of the current consolidated accounting period business divisions have been reorganized due to changes in composition and the significance of the businesses to the group.

In the Internet Use Support (Infrastructure) segment, the new Web Development & E-commerce Solutions business is composed of the former Website Construction Support business and E-commerce Support business. The Other classification now also includes the former Corporate Communications business.

In the Internet Advertising Support (Media) segment, the new Internet Media & Search Media business is composed of the former Internet Media Construction and JWord businesses. The former Online Games business has been added to the Other classification.

The Internet Finance segment has now been divided into the Loans and Credit business, Internet Securities business and Other.

Under the former division of businesses, sales were as follows.

Internet Infrastructure: Website Construction: ¥451 million, E-commerce Support: ¥282 million, Corporate Communications: ¥51 million, Other: ¥81 million.

Internet Advertising Support (Media): Internet Media Construction: ¥697 million, JWord: ¥997 million, Online Games: ¥135 million, Other: ¥143 million

Finance Business: Loans and Credit Business Indicators

(Unit: ¥millions)

Item \ Term	End of 1st Quarter in the Previous Consoldated Fiscal Year (03.31.06)	End of 1st Quarter in the Current Consoldated Fiscal Year (03.31.07)	Previous Consolidated Fiscal Year (12.31.06)
Operating Loans Outstanding	80,290	112,752	117,167
Unsecured loans without guarantor	77,253	77,491	81,645
Unsecured loans with guarantor and secured loans	3,036	35,262	35,523
Number of Accounts	179,915	261,280	270,702
Unsecured loans without guarantor	179,729	188,681	197,229
Unsecured loans with guarantor and secured loans	186	72,599	73,473
Bad debt expenses	1,799	1,439	5,886
Allowance for doubtful debts	-6,310	-11,334	-12,273

(Notes) 1.Operating Loans/ Number of Accounts includes loans assets that were securitized and moved off balance sheet (End of the first quarter of the current consolidated accounting period: ¥52,396,000,000 End of the first quarter of the previous consolidated accounting period: ¥53,300,000,000 End of the previous consolidated accounting period: ¥53,379, 000,000)

2. Bad debt expenses are the aggregate of bad debt losses (bad-debt write-offs) and the allowance for doubtful debts.

Changes in Operating Results and Financial Condition by Quarter (Consolidated)

(Unit: ¥millions)

	2006 1Q	2006 2Q	2006 3Q	2006 4Q	2007 1Q
Operating Revenue	11,713	11,329	12,897	14,901	15,059
Operating Profit	980	1,028	537	1,724	1,943
Ordinary Profit	1,008	918	475	1,589	1,784
Net Profit	33	159	340	-12,633	245
Total Assets	90,583	92,844	145,651	146,279	139,498
Shareholders' Equity	17,387	17,276	16,376	11,309	11,569

Changes in Operating Results and Financial Condition by Quarter (Non-Consolidated)

(Unit: ¥millions)

	2006 1Q	2006 2Q	2006 3Q	2006 4Q	2007 1Q
Operating Revenue	2,969	2,969	3,048	3,146	3,358
Operating Profit	274	303	303	307	457
Ordinary Profit	494	831	280	261	552
Net Profit	587	830	448	-5,757	408
Total Assets	49,411	49,084	51,231	54,835	54,046
Shareholders' Equity	14,359	14,910	14,109	16,001	16,406

Consolidated Financial Statements etc.

1. Balance Sheet (unaudited)

	End of 1st Quarter in Previous Consolidated Accounting Term (03.31.06)			End of 1st Quarter in Current Consolidated Accounting Term (03.31.07)			Balance Sheet Extract from the End of the Previous Consolidated Fiscal Year (12.31.06)		
Category	Amount (¥thousands)		Composition (%)	Amount (¥thousands)		Composition (%)	Amount (¥thousands)		Composition (%)
(Assets)									
I Current Assets									
1. Cash and deposits		22,855,199			24,622,768			32,940,455	
2. Notes and accounts receivable		3,500,167			3,779,637			3,434,809	
3. Inventory assets		39,052			38,112			31,719	
4. Deferred tax asset		1,481,636			1,830,640			2,121,263	
5. Operating loans		26,990,860			60,355,879			63,788,341	
6. Accrued income		3,571,710			1,198,922			1,350,440	
7 Deposit in securities business		–			7,302,000			5,352,000	
8 Margin trading assets in securities business		–			6,907,977			5,452,598	
9 Short term guarantee paid in securities business		–			1,971,987			1,050,708	
10. Other		1,837,738			4,076,984			3,463,453	
Allowance for doubtful debts		-6,620,915			-11,654,775			-12,573,992	
Total Current Assets		53,655,449	59.2		100,430,134	72.0		106,411,798	72.8
II Fixed Assets									
1 Tangible fixed assets									
(1) Buildings and structures		268,317			333,470			338,674	
(2) Tools and equipment		548,826			687,987			666,640	
(3) Other		28,483			48,657			46,796	
Total tangible fixed assets		845,627	1.0		1,070,115	0.8		1,052,111	0.7
2 Intangible fixed assets									
(1) Goodwill		389,042			–			–	
(2) Goodwill (new)		–			20,250,375			20,633,464	
(3) Software		2,215,295			3,527,448			3,523,557	
(4) Consolidated adjustments account		16,633,016			–			–	
(5) Other		531,974			398,990			329,658	
Total intangible fixed assets		19,769,329	21.8		24,176,814	17.3		24,486,679	16.7
III. Investments and other assets									
(1) Investments in securities		9,632,606			6,642,025			6,725,254	
(2) Long term loans receivable		499,947			26,239			23,253	
(3) Investments		458,177			454,382			458,983	
(4) Security deposit		776,140			1,000,183			973,318	
(5) Long term deposit		3,742,510			5,198,604			5,534,555	
(6) Deferred tax asset		406,457			138,908			264,656	
(7) Other		811,035			385,609			372,210	
Allowance for doubtful debts		-14,009			-24,228			-23,678	
Total investments and other assets		16,312,866	18.0		13,821,725	9.9		14,328,553	9.8
Total Fixed Assets		36,927,823	40.8		39,068,655	28.0		39,867,344	27.2
Total Assets		90,583,273	100.0		139,498,789	100.0		146,279,143	100.0

	End of 1st Quarter in the Previous Consolidated Accounting Term (03.31.06)		End of 1st Quarter in the Current Consolidated Accounting Term (03.31.07)		Balance Sheet Extract from the End of the Previous Consolidated Fiscal Year (12.31.06)	
Category	Amount (¥thousands)	Composition (%)	Amount (¥thousands)	Composition (%)	Amount (¥thousands)	Composition (%)
(Liabilities)						
I Current Liabilities						
1. Notes and accounts payable	1,245,417		887,986		773,204	
2. Short term debt	30,221,502		52,885,300		55,626,767	
3. Current portion of long term debt	10,207,632		11,018,030		12,235,030	
4. Bonds to be redeemed within a year	150,000		2,200,000		2,150,000	
5. Accrued amount payable	1,816,985		5,703,964		10,855,512	
6. Accrued corporate taxes etc.	1,038,988		1,254,799		2,026,373	
7. Allowance for bonuses	217,963		258,368		119,953	
8. Allowance for bonuses to directors	–		10,000		37,700	
9. Advanced payments received	1,541,636		1,887,241		1,833,868	
10 Margin transaction assets in securities business	–		6,907,977		5,452,598	
11. Deposit received in securities business	–		7,049,354		4,159,893	
12. Interest repayment reserve	900,000		2,975,000		4,295,000	
13. Other	2,169,869		6,337,948		5,770,580	
Total Current Liabilities	49,509,996	54.7	99,375,970	71.3	105,336,483	72.0
II Fixed Liabilities						
1. Bonds	4,150,000		3,050,000		3,000,000	
2. Long term debt	13,142,718		8,833,721		11,126,324	
3. Long term accrued amount payable	637,979		3,297,188		4,059,156	
4. Deferred tax liability	674,410		22,648		31,143	
5. Allowance for director retirement benefits	53,300		133,240		128,200	
6. Allowance for retirement benefits for employees	192,597		207,083		199,849	
7. Interest repayment reserve	–		4,470,000		2,790,000	
8. Other	95,087		61,977		63,598	
Total Fixed Liabilities	18,946,093	20.9	20,075,858	14.4	21,398,272	14.7
III Special Law Reserve Fund						
Securities transaction liability reserve	–		29,368		16,152	
Special Law Reserve Fund Total	–		29,368	0.0	16,152	0.0
Total Liabilities	68,456,089	75.6	119,481,197	85.7	126,750,907	86.7
(Minority Equity)						
Minority Equity	4,739,666	5.2	–	–	–	–
(Shareholders' Equity)						
I. Capital Stock	3,311,130	3.7	–	–	–	–
II. Capital Surplus	5,355,486	5.9	–	–	–	–
III. Earned Surplus	7,381,036	8.1	–	–	–	–
IV Other Gaps in Appraisal of Securities	1,368,395	1.5	–	–	–	–
V Foreign Currency Translation Adjustment Account	-10,894	-0.0	–	–	–	–
VI Treasury Stock	-17,638	-0.0	–	–	–	–
Total Shareholders' Equity	17,387,516	19.2	–	–	–	–
Liabilities, Minority Equity and Shareholders' Equity Total	90,583,273	100.0	–	–	–	–

Category	End of 1st Quarter in the Previous Consolidated Accounting Term (03.31.06) Amount (¥thousands)	Composition (%)	End of 1st Quarter in the Current Consolidated Accounting Term (03.31.07) Amount (¥thousands)	Composition (%)	Balance Sheet Extract from the End of the Previous Consolidated Fiscal Year (12.31.06) Amount (¥thousands)	Composition (%)
(Net Assets)						
I Shareholders' Equity						
1. Capital stock	–	–	7,148,299	5.1	7,148,299	4.9
2. Capital surplus	–	–	8,815,135	6.3	9,188,342	6.2
3. Earned surplus	–	–	-4,360,456	-3.1	-5,006,591	-3.4
4. Treasury stock	–	–	-208	-0.0	-208	-0.0
Total Shareholders' Equity	–	–	11,602,770	8.3	11,329,842	7.7
II Gaps in Appraisals, Conversions etc.						
1. Other gaps in appraisal of securities	–	–	2,192	0.0	4,559	0.0
2. Hedging profit/loss carried forward	–	–	10,383	0.0	13,351	0.0
3. Foreign currency translation adjustment account	–	–	-46,282	-0.0	-38,432	-0.0
Total Gaps in Appraisals, Conversions etc.	–	–	-33,705	-0.0	-20,522	-0.0
III Equity Warrants	–	–	33,647	0.0	33,647	0.0
IV Minority Equity	–	–	8,414,878	6.0	8,185,267	5.6
Net Assets Total	–	–	20,017,591	14.3	19,528,235	13.3
Liabilities and Net Assets Total	–	–	139,498,789	100.0	146,279,143	100.0

1.Consolidated Profit and Loss Statement (unaudited)

Category	1st Quarter of Previous Consolidated Accounting Term (01.01.2006 – 03.31.2006) Amount (¥thousands)		(%)	1st Quarter of Current Consolidated Accounting Term (01.01.2007 – 03.31.2007) Amount (¥thousands)		(%)	P/L Extract Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006) Amount (¥thousands)		(%)
I Operating Revenue		11,713,025	100.0		15,059,175	100.0		50,842,428	100.0
II Business Expenses		3,507,278	29.9		3,893,947	25.9		13,594,374	26.7
III Sales and General Administrative Expenses		7,224,985	61.7		9,222,123	61.2		32,976,439	64.9
Operating Profit		980,762	8.4		1,943,104	12.9		4,271,614	8.4
IV Non Operating Revenue									
1. Interest and dividends received	3,679			28,921			12,762		
2. Commissions received	13,655			987			43,867		
3. Bad debt recovered	223			226			421		
4. Profit on investment partnership	8,630			23,257			127,822		
5. Profit on currency exchange	-			-			77,863		
6. Other	37,336	63,526	0.5	12,587	65,980	0.4	62,608	325,345	0.7
V Non Operating Expenses									
1. Interest paid	11,893			123,214			267,921		
2.New stock issue expenses	-			5,201			38,032		
3. Bond issue expenses	-			-			10,000		
4. Foreign exchange loss	603			16,350			-		
5. Commissions paid	-			46,995			226,150		
6. Other	23,193	35,690	0.3	32,343	224,106	1.5	62,718	604,823	1.2
Ordinary Profit		1,008,597	8.6		1,784,978	11.8		3,992,136	7.9
VI Extraordinary Profit									
1. Gain on previous term P/L adjustment	-			-			25,156		
2. Gain on sale of fixed assets	-			-			183		
3. Gain on sale of investments in securities	-			42,891			2,159,445		
4. Gain on sale of shares in affiliated companies	342,595			-			343,987		
5. Gain on change in equity investees	186			1,137			544,874		
6. Gain on reversal of allowance for doubtful debts	6,941			2,324			20,499		
7. Other	-	349,723	3.0	-	46,353	0.3	16,834	3,110,980	6.1
VII Extraordinary Loss									
1. Loss on sale of fixed assets	-			-			58		
2. Loss on retirement of fixed assets	10,589			76			62,767		
3. Loss on evaluation of investments in securities	-			-			34,530		
4. Loss on sale of investments in securities	-			-			499,628		
5. Loss on evaluation of affiliated company stock	-			-			37,448		
6. Loss on sale of stock in affiliated company	-			-			1,100		
7. Shrinkage	-			-			4,751,331		
8. Loss on change in equity investees	1,491			4			315,011		
9. Penalty for breaking a lease	10,618			-			255,671		
10. Business liquidation loss	-			-			55,776		
11. Interest repayment loss related expenses	634,919			-			8,217,497		
12. One-time depreciation of advance payment	-			-			278,929		
13. Loss on amortization of accrued interest	-			-			1,442,741		
14. Other	9,799	667,418	5.7	13,216	13,297	0.1	65,007	16,017,501	31.5
Net profit/loss before adjustment for tax etc.		690,902	5.9		1,818,033	12.0		-8,914,384	-17.5
Corporate, Municipal and Enterprise Taxes	296,970			896,186			2,089,813		
Adjustment for Corporate Tax etc.	111,705	408,676	3.5	386,527	1,282,713	8.5	512,475	2,602,289	5.1
Minority equity profits		248,883	2.1		290,300	1.9		583,102	1.2
Net Profit /Net Loss		33,342	0.3		245,019	1.6		-12,099,776	-23.8

3. Statement of Changes in Shareholders' Equity etc.

1st Quarter of the Current Fiscal Year (01.01.2007 to 03.31.2007)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Earned Surplus	Treasury Stock	Total Shareholders' Equity
Balance on 12.31.06 (¥thousands)	7,148,299	9,188,342	-5,006,591	-208	11,329,842
Amount of change in this consolidated fiscal year					
Net profit			245,019		245,019
Reduction due to loss replenishment		-373,206	373,206		—
Increase in earned surplus due to increase in consolidated subsidiaries			27,908		27,908
Change in items other than shareholders' equity in the consolidated accounting term (net amount)					
Total amount of change in this consolidated fiscal year (¥thousands)	—	-373,206	646,134	—	272,928
Balance on 03.31.2007 (¥thousands)	7,148,299	8,815,135	-4,360,456	-208	11,602,770

	Gaps in Appraisals, Conversions, etc.				Equity Warrants	Minority Equity	Total Net Assets
	Other Gaps in Appraisals of Securities	Hedging Profit/Loss	Currency Translation Adjustment Account	Total Gap in Appraisals, Conversions etc.			
Balance on 12.31.06 (¥thousands)	4,559	13,351	-38,432	-20,522	33,647	8,185,267	19,528,235
Amount of change in this consolidated fiscal year							
Net profit							245,019
Reduction due to loss replenishment							—
Increase in earned surplus due to increase in consolidated subsidiaries							27,908
Change in items other than shareholders' equity in the consolidated accounting term (net amount)	-2,366	-2,967	-7,849	-13,183	—	229,610	216,427
Total amount of change in this consolidated fiscal year (¥thousands)	-2,366	-2,967	-7,849	-13,183	—	229,610	489,356
Balance on 03.31.2007 (¥thousands)	2,192	10,383	-46,282	-33,705	33,647	8,414,878	20,017,591

4. Consolidated Cash Flow Statement (unaudited)

Category	1st Quarter of Previous Consolidated Accounting Term (01.01.2006 – 03.31.2006) Amount (¥thousands)	1st Quarter of Current Consolidated Accounting Term (01.01.2007 – 03.31.2007) Amount (¥thousands)	Previous Fiscal Year Cash Flow Statement Extract (01.01.2006 – 12.31.2006) Amount (¥thousands)
I Cash Flow from Operating Activities			
Net profit or loss before adjustment for tax etc.(-)	690,902	1,818,033	-8,914,384
Depreciation expenses	343,336	384,803	1,402,780
Shrinkage	—	—	4,751,331
Amortization of consolidated adjustments account	333,386	—	—
Amortization of goodwill (new)	—	587,805	1,754,477
Change in allowance for doubtful debts	31,560	-918,667	3,494,406
Decrease in allowance for bonuses	109,282	109,115	-34,861
Increase in retirement benefits reserve	3,459	12,273	20,072
Increase in excess repayment fund	900,000	360,000	3,063,000
Gain on sale of investments in securities	—	—	-2,159,445
Gain on sale of stock in affiliated companies	-342,595	—	-343,987
Gain on transfer of goodwill	—	—	-6,185
Interest and dividends received	-3,679	-28,921	-12,762
Interest paid	11,893	123,214	267,921
Foreign exchange gain or loss	—	-907	-17,866
Stock issue expenses	—	5,201	38,032
Bond issue expenses	—	—	10,000
Loss on sale of investments in securities	—	—	499,628
Loss on appraisal of investments in securities	—	—	34,530
Loss on appraisal of stock in affiliated companies	—	—	37,448
Loss on retirement of fixed assets	10,589	76	62,767
Loss on sale of fixed assets	—	—	58
Gain on sale of fixed assets	—	-42,891	-183
Loss on change of equity investees	1,491	4	315,011
Gain on change of equity investees	-186	-1,137	-544,874
Amount of decrease in operating loans	19,519	3,432,461	2,973,207
Increase in security deposits received	—	339,473	1,527,510
Increase in segregated trust account	—	-1,950,000	-5,352,000
Increase in securities deposits	—	2,870,783	4,178,570
Increase in trade investments in securities	—	-35,045	-538,368
Increase in accounts receivable	-532,788	-344,828	-397,305
Change in inventory assets	-4,081	-6,392	728
Other change in assets	-649,358	-721,990	150,296
Amount of change in purchase debts	-339,398	61,491	-482,841
Other increases in liabilities	116,569	336,856	2,159,270
Directors bonuses paid	-35,607	—	-69,252
Sub total	664,293	6,390,815	7,866,732

Category	1st Quarter of Previous Consolidated Accounting Term (01.01.2006 – 03.31.2006) Amount (¥thousands)	1st Quarter of Current Consolidated Accounting Term (01.01.2007 – 03.31.2007) Amount (¥thousands)	Previous Fiscal Year Cash Flow Statement Extract (01.01.2006 – 12.31.2006) Amount (¥thousands)
Interest and dividends received	2,675	30,911	4,873
Interest paid	-4,047	-140,306	-208,023
Payment of corporate tax etc.	-1,817,398	-1,711,248	-3,118,809
Cash Flow from Operating Investing Activities	-1,154,477	4,570,171	4,544,773
II Cash Flow from Investing Activities			
Revenue accrued on return of fixed deposit	850,000	20,000	1,045,207
Expenditure on acquisition of tangible fixed assets	-90,611	-100,342	-446,228
Revenue accrued on sale of tangible fixed assets	459	—	343,546
Expenditure on acquisition of intangible fixed assets	-410,199	-407,906	-1,997,012
Revenue accrued on sale of intangible fixed assets	345	—	1,018
Expenditure on acquisition of securities	—	—	-995,206
Expenditure on acquisition of investments in securities	-1,500,000	-440,000	-1,767,220
Revenue accrued on sale of investments in securities	—	52,536	3,161,591
Revenue accrued on redemption of investments in securities	—	—	50,000
Expenditure on acquisition of subsidiary stock	-16,100	-6,044,000	-416,421
Revenue accrued on sale of subsidiary stock	354,200	—	361,055
Expenditure on investment in silent partnership with affiliated company	—	—	-2,900,000
Expenditure on acquisition of subsidiary stock and change in scope of consolidation	—	—	-350,605
Expenditure on loans	-391,000	-31,940	-15,063
Revenue accrued on collection of loans	103,377	8,310	433,256
Revenue from other investment activities	263,169	21,695	312,405
Expenditure on other investment activities	-55,980	-51,632	-221,010
Cash Flow from Investing Activities	-892,339	-6,973,279	-3,400,688
III Cash Flow from Financing Activities			
Revenue accrued on short-term loans	30,500,000	16,700,000	69,266,068
Expenditure on repayment of short term loans	-7,869,498	-19,441,467	-46,484,166
Revenue accrued on long term loans	12,046,000	730,000	20,597,536
Expenditure on repayment of long term loans	-2,442,000	-4,239,603	-16,323,849
Revenue accrued on issue of stock	—	-5,201	7,626,208
Revenue accrued on issue of bonds	—	100,000	1,990,000
Expenditure on redemption of bonds	-31,000,000	—	-32,150,000
Income from investment partnership	—	—	1,470,000
Expenditure on stock issue for minority shareholders	5,941	36,450	2,497,858
Income and expenditure on the sale and acquisition of treasury stock	8,472	—	31,685
Payment of dividends	-146,455	-1,192	-365,405
Payment of dividends to minority shareholders	-115,308	-120,599	-160,626
Cash Flow from Financing Activities	987,151	-6,241,613	7,995,309
IV Effect of Exchange Rate on Cash and Equivalents	2,403	-3,385	21,542
V Increase in Cash and Equivalents	-1,057,263	-8,648,107	9,160,937
VI Balance of Cash and Equivalents at the Beginning of Term	23,202,882	33,180,245	23,202,882
VII Increase in Cash and Equivalents following Increase in Consolidated Subsidiaries	569,580	30,609	738,786
VIII Increase in Cash and Equivalents Due to Merger	—	—	77,639
IX Balance of Cash and Equivalents at the End of Term	22,715,199	24,562,747	33,180,245

Condensed Non-Consolidated Financial Statement for the First Quarter of the Term Ending December 2007

May 15, 2007

Name of Listed Company: **GMO Internet Inc.**
Exchange Listing: Tokyo Stock Exchange, First Section   Stock Code: 9449
Location of Head Office: Tokyo   URL: http://www.gmo.jp
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director   Contact Number: +81-3-5456-2555
Use of Stock Trading Units: Yes (100 shares per unit)

(I) Matters concerning the preparation of financial information
1. Adoption of simplified accounting method: None
2. Change in method of accounting treatment since the previous fiscal year: None

(II) Business Performance in the Term Ending December 2007 (01.01.2007 – 03.31.2007)

(1.) Operating Results   Note: All amounts are rounded down to the nearest million yen

	Sales		Operating Profit		Ordinary Profit	
	¥ millions	%	¥ millions	%	¥ millions	%
FY2007 1st Quarter	3,358	(13.1)	457	(66.9)	552	(11.7)
FY2006 1st Quarter	2,969	(13.0)	274	(-14.6)	494	(-29.7)
(Reference) Year Ended December 2006	12,133		1,188		1,867	

	Current Quarter Net Profit		Net Profit per Share
	¥ millions	%	¥
FY2007 1st Quarter	408	(-30.4)	5.66
FY2006 1st Quarter	587	(-22.0)	9.48
(Reference) Year Ended December 2006	-3,891		-62.66

Notes: 1. Average number of shares in this term: FY2007 1Q: 72,127,594 FY2006 1Q: 61,960,574 Year Ended 12/2006: 62,109,362
2. Change in Method of Accounting Treatment: No
3. Percentage figures (sales, profit etc.) represent the increase or decrease over the previous term.

(2.) Financial Condition   Note: All amounts are rounded down to the nearest million yen

	Total Assets	Net Assets	Shareholders' Equity Ratio	Shareholders' Equity Per Share
	¥ millions	¥ millions	%	¥
FY2007 1st Quarter	54,046	16,406	30.4	227.46
FY2006 1st Quarter	49,411	14,359	29.1	231.74
(Reference) Year Ended December 2006	54,835	16,001	29.2	221.85

Notes: 1. No. of outstanding shares at end of term: FY2007 1Q: 72,128,378 FY2006 1Q: 62,031,378 Year Ended 12/2006: 72,128,378
2. No. of treasury shares at the end of this term: FY2007 1Q: 784 FY2006 1Q: 66,746 Year Ended 12/2006: 784

(III) Forecast Results for the Term Ending December 2007 (01.01.2007 – 31.12.2007)

	Sales	Operating Profit	Ordinary Profit	Net Profit
	¥ millions	¥ millions	¥ millions	¥ millions
Interim	6,500	750	700	500
Full Year	13,000	1,230	1,580	1,250

(Reference) Forecast net profit per share (full year): ¥17.33

Note: The business environment surrounding the GMO Internet Group is subject to significant change in short periods of time. As such, actual results may vary from those projected here.

(IV) Dividends

Cash Dividend	Dividend per Share (¥)						Total Dividends (¥millions)	Payout Ratio (%)	Dividend to Total Assets Ratio
	End of 1Q	Interim	End of 3Q	End of Term	Other	Full Year			
Year Ended 12/2006	–	3.00	–	–	None	3.00	186	–	1.4
Year Ending 12/2007 (actual)	–	–	–	–	–	–	–	–	–
Year Ending 12/2007(forecast)	–	3.00	–	7.00	None	10.00			

5. Financial Statements

1.Balance Sheet (unaudited)

(Unit: ¥thousands)

Item \ Term	End of 1st Quarter FY2006 (March 31, 2006) Amount	Composition	End of 1st Quarter FY2007 (March 31,2007) Amount	Composition	Previous Fiscal Year Balance Sheet Extract (December 31,2006) Amount	Composition
		%		%		%
(Assets)						
I Current Assets						
1. Cash and deposits	5,561,052		7,739,483		7,569,951	
2. Accounts receivable - trade	1,266,300		1,496,154		1,369,230	
3. Inventory assets	15,246		12,843		14,214	
4. Short term loans receivable	233,886		5,064,216		6,786,943	
5. Deferred tax asset	393,987		264,654		266,079	
6. Other	536,727		500,167		459,647	
Allowance for doubtful debts	-230,343		-603,060		-615,479	
Total Current Assets	7,776,857	15.7	14,474,459	26.8	15,850,586	28.9
II Fixed Assets						
1. Tangible fixed assets						
(1) Buildings	52,281		66,890		68,935	
(2) Tools and equipment	80,156		54,915		59,954	
(3) Other	571		453		478	
Total tangible fixed assets	133,008	0.3	122,259	0.2	129,369	0.3
2. Intangible fixed assets						
(1) Goodwill	305,183		−		−	
(2) Goodwill (new)[1]	−		191,757		219,151	
(3) Software	262,867		73,157		79,554	
(4) Nominal account for software	112,952		151,071		133,842	
(5) Telephone subscription rights	40,435		12,381		12,381	
(6) Other	81,460		8,984		9,291	
Total intangible fixed assets	802,899	1.6	437,352	0.8	454,221	0.8
3. Investments and other assets						
(1) Investments in securities	7,804,812		5,074,544		5,076,142	
(2) Stock in affiliated companies	30,525,680		32,682,608		32,069,558	
(3) Investments	7,050		50		50	
(4) Long-term loans in affiliated companies	1,630,450		148,322		150,477	
(5) Security deposit	320,968		504,945		486,000	
(6) Deferred tax asset	−		185,834		202,587	
(7) Other	577,852		577,834		578,476	
Allowance for doubtful debts	-3,000		-3,400		-4,000	
Allowance for investment losses	-165,372		-158,241		-158,241	
Total investments and other assets	40,698,442	82.4	39,012,499	72.2	38,401,053	70.0
Total Fixed Assets	41,634,350	84.3	39,572,112	73.2	38,984,643	71.1
Total Assets	49,411,208	100.0	54,046,571	100.0	54,835,230	100.0

[1] The two entries for Goodwill are a result of a change in terminology in the original Japanese document

(Unit: ¥thousands)

Item \ Term	End of 1st Quarter FY2006 (March 31,2006) Amount	Composition	End of 1st Quarter FY2007 (March 31,2007) Amount	Composition	Previous Fiscal Year Balance Sheet Extract (December 31,2006) Amount	Composition
		%		%		%
(Liabilities)						
I Current Liabilities						
1. Accounts payable - trade	24,890		–		–	
2. Short term debt	25,766,332		24,693,332		24,497,332	
3. Accrued liability	1,194,225		1,151,913		1,043,902	
4. Accrued expenses	20,817		94,394		123,687	
5. Accrued corporation tax etc.	18,849		110,400		–	
6. Advance payments received	171,563		227,612		241,601	
7. Deposit received	–		2,935,012		3,041,880	
8. Allowance for bonuses	26,625		22,350		11,093	
9. Other	156,314		105,543		105,563	
Total Current Liabilities	27,379,617	55.4	29,340,559	54.3	29,065,059	53.0
II Fixed Liabilities						
1. Bonds	–		1,000,000		1,000,000	
2. Security deposit received	90,960		156,211		132,558	
3. Long term debt	7,533,668		7,143,336		8,636,002	
4. Deferred tax liability	47,068		–		–	
Total Fixed Liabilities	7,671,697	15.5	8,299,547	15.3	9,768,560	17.8
Total Liabilities	35,051,314	70.9	37,640,106	69.6	38,833,620	70.8
(Shareholders' Equity)						
I. Capital Stock	3,311,130	6.7	–	–	–	–
II. Capital Surplus						
1. Capital reserve	5,238,528		–		–	
2. Other capital surplus						
Gain or loss on disposal of treasury stock	116,958		–		–	
Total Capital Surplus	5,355,486	10.8	–	–	–	–
III. Earned Surplus						
1. Earned reserve	13,600		–		–	
2. Voluntary reserve						
Special reserve	700,000		–		–	
3. Unappropriated retained earnings	3,578,293		–		–	
Total Earned Surplus	4,291,893	8.7	–	–	–	–
IV Other Gaps in Appraisal of Securities	1,419,021	2.9	–	–	–	–
V. Treasury Stock	-17,638	-0.0	–	–	–	–
Total Shareholders' Equity	14,359,893	29.1	–	–	–	–
Total Liabilities and Shareholders' Equity	49,411,208	100.0	–	–	–	–

(Unit: ¥thousands)

Item \ Term	End of 1st Quarter FY2006 (March 31,2006)		End of 1st Quarter FY2007 (March 31,2007)		Previous Fiscal Year Balance Sheet Extract (December 31,2006)	
	Amount	Composition	Amount	Composition	Amount	Composition
(Net Assets)						
I Shareholders' Equity						
1. Capital stock	–	–	7,148,299	13.2	7,148,299	13.0
2. Capital surplus						
(1) Capital reserve	–		8,815,135		9,065,600	
(2) Other capital surplus	–		–		122,741	
Total Capital Surplus	–	–	8,815,135	16.3	9,188,342	16.8
3. Earned surplus						
(1) Earned reserve	–		–		13,600	
(2) Other earned surplus						
Special reserve	–		–		700,000	
Earned surplus carried forward	–		408,692		-1,086,806	
Total Earned Surplus	–	–	408,692	0.8	-373,206	-0.7
4. Treasury stock	–	–	-208	-0.0	-208	-0.0
Total Shareholders' Equity	–	–	16,371,919	30.3	15,963,226	29.1
II Gaps in Appraisals, Conversions, etc.						
1. Other gaps in appraisal of securities	–		24,161		25,032	
2. Hedging profit/loss carried forward	–		10,383		13,351	
Total Gaps in Appraisals, Conversions, etc	–	–	34,545	0.1	38,383	0.1
Total Net Assets	–	–	16,406,465	30.4	16,001,610	29.2
Liabilities Net Assets Total	–	–	54,046,571	100.0	54,835,230	100.0

2. Profit and Loss Statement (unaudited)

(Unit: ¥thousands)

Term / Item	End of 1st Quarter FY2006 (January 1, 2006 to March 31, 2006)		End of 1st Quarter FY2007 (January 1, 2007 to March 31, 2007)		Previous Fiscal Year Profit and Loss Statement Extract (January 1, 2006 to December 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I Operating Revenue	2,969,057	100.0	3,358,909	100.0	12,133,675	100.0
II Business Expenses	1,875,656	63.2	2,134,331	63.6	7,700,463	63.5
III Sales and General Administrative Expenses	819,103	27.6	766,667	22.8	3,245,142	26.7
Operating Profit	274,298	9.2	457,910	13.6	1,188,069	9.8
IV Non Operating Revenue	247,114	8.3	278,013	8.3	1,217,308	10.0
V Non Operating Expenses	27,201	0.9	183,822	5.5	537,985	4.4
Ordinary Profit	494,211	16.6	552,101	16.4	1,867,392	15.4
VI Extraordinary Profit	351,408	11.8	–	–	2,173,796	17.9
VII Extraordinary Loss	10,618	0.3	–	–	6,789,808	56.0
Net Profit / Loss Before Tax	835,001	28.1	552,101	16.4	-2,748,619	-22.7
Corporate, Municipal and Enterprise Taxes	7,995	0.3	122,597	3.6	78,013	0.6
Adjustment for Corporate Tax etc.	239,911	8.1	20,811	0.6	1,065,359	8.8
Current Quarter Net Profit / Loss	587,094	19.7	408,692	12.2	-3,891,992	-32.1

3. Statement of Changes in Shareholders' Equity etc.

Current Fiscal Term (01.01.2007 to 03.31.2007)

	Shareholders' Equity			
	Capital Stock	Capital Surplus		
		Capital Reserve	Other Capital Surplus	Total Capital Surplus
Balance on 31.12.06 (thousands)	7,148,299	9,065,600	122,741	9,188,342
Amount of Change in the Current Fiscal Term				
Reduction of Earned Reserve (¥thousands)				
Reduction of Capital Reserve (¥thousands)		-250,464	250,464	−
Reduction due to Loss Replenishment (¥thousands)			-373,206	-373,206
Net Profit (¥thousands)				
Total Amount of Change in the Current Fiscal Term (¥thousands)		-250,464	-122,741	-373,206
Balance on 31.03.07 (¥thousands)	7,148,299	8,815,135	−	8,815,135

	Shareholders' Equity					
	Earned Surplus				Treasury Stock	Total Shareholders' Equity
	Earned Reserve	Other Earned Surplus		Total Earned Surplus		
		Special reserve	Earned surplus carried forward			
Balance on 31.12.06 (thousands)	13,600	700,000	-1,086,806	-373,206	-208	15,963,226
Amount of Change in the Current Fiscal Term						
Reduction of Earned Reserve (¥thousands)	-13,600		13,600	−		−
Reduction of Capital Reserve (¥thousands)						−
Reduction due to Loss Replenishment (¥thousands)		-700,000	1,073,206	373,206		−
Net Profit (¥thousands)			408,692	408,692		408,692
Total Amount of Change in the Current Fiscal Term (¥thousands)	-13,600	-700,000	1,495,498	781,898		408,692
Balance on 31.03.07 (¥thousands)	−	−	408,692	408,692	-208	16,371,919

	Gaps in Appraisals, Conversions, etc			Total Net Assets
	Other Other Gaps in Appraisals of Securities	Deferred hedging profit/ loss	Total gap in appraisals, conversions etc.	
Balance on 31.12.06 (thousands)	25,032	13,351	38,383	16,001,610
Amount of Change in the Current Fiscal Term				
Reduction of Earned Reserve (¥thousands)				−
Reduction of Capital Reserve (¥thousands)				−
Reduction due to Loss Replenishment (¥thousands)				−
Net Profit (¥thousands)				408,692
Total Amount of Change in the Current Fiscal Term in Items Other than Shareholders' Equity (¥thousands)	-870	-2,967	-3,838	-3,838
Total Amount of Change in the Current Fiscal Term (¥thousands)	-870	-2,967	-3,838	404,854
Balance on 31.03.07 (¥thousands)	24,161	10,383	34,545	16,406,465

May 17, 2007

For Immediate Release

Company Name: GMO Hosting & Security Inc.
(TSE Mothers Market, Code: 3788)
Representative: Mitsuru Aoyama, CEO and President
Contact: Michiari Kanno, Director General Manager, Corporate Planning Dept.
Telephone: +81-3-6415-6100

(Parent Company)
Company Name: GMO Internet Inc.
(TSE First Section: 9449)
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81-3-5456-2555

Change of Subsidiary Company Name

GMO Hosting & Security Inc. subsidiary GeoTrust Japan Inc. (hereafter GTJ, CEO Ichiro Chujo, 88.2% equity held by GMO H&S) resolved at the Board of Directors meeting held today to change their company name to GlobalSign K.K. pending approval by a shareholders' meeting to be held on May 25, 2007.

1. New Company Name: GlobalSign K.K.

2. Reasons for Changing the Subsidiary Company Name.

Future growth is expected throughout the world in the electronic authentication service business and in order to expand globally GTJ made GlobalSign Ltd. (formerly Certification Services Ltd, England [GSL]) a subsidiary in August 2006. GSL sells electronic authentication services in Europe under the brand name GeoTrust Europe. In October 2006 GTJ also made GlobalSign NV (Belgium [GSN]) a subsidiary. GSN has its own certificate authority and issues and sells electronic authentication certificates predominantly in Europe.

GTJ group companies are expanding the GlobalSign brand electronic authentication service globally and are particularly focused on Europe. For this reason GTJ decided to change its name to GlobalSign K.K. in order to unify each company in the group under the same name.

3. Date of Implementation

May 30, 2007 (tentative)

June 14, 2007

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda
Managing Director of Administration Division and IR Representative
Telephone: +81 3 5456 2555 (Switchboard)
URL: http://www.gmo.jp

Notice of Issuance of New Stock and Unsecured Convertible Bonds with Equity Warrants by Third Party Allocation (Unsecured Convertible Bonds with Equity Warrants and Special Agreement on Limited Equal Priority among Bonds)

GMO Internet, Inc. announces that at a meeting of the Board of Directors convened on June 14, 2007 a resolution was adopted for the issuance of new stock and unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) by third party allocation, and an outline of the issuance is as follows.

I. Outline of Offering

1. Number of shares offered: 6,915,630 shares of common stock
2. Pay-in price: 723 yen per share
3. Total pay-in amount: 5,000,000,490 yen
4. Subscription method: Entire amount allocated to Lehman Brothers Commercial Corporation Asia Limited by third party allocation (foreign private placement in Hong Kong)
5. Amount of capital increase: Capital increase of 362 yen per share
   Amount to capital reserves: Increase in capital reserves of 361 yen per share
6. Application deadline: June 14, 2007 (Hong Kong time, hereinafter the same unless otherwise prescribed);
7. Pay-in date: June 29, 2007
8. Share certificate delivery date: June 29, 2007
9. Method for determining pay-in amount: 723 yen (discount rate of 9.7%) based on the closing price (801 yen) for ordinary trading of the company's commons stock as published by the Tokyo Stock Exchange on the date of the board of directors' resolution concerning this capital increase by third party allocation (Japan time June 14, 2007)
10. Discretion of representative director: All other matters requiring a decision of the company with respect to this offering shall be left to the discretion of the Company's representative director Mr. Masatoshi Kumagai.
11. Transfer reports for newly allocated shares: The Company as made no arrangement with the allocatee concerning the continued custody and deposit of the newly allocated shares. However, the allocatee has consented to providing immediate written reports to the company concerning the name and

address of the transferee, the number of shares transferred, the transfer date, the transfer price, the reasons for the transfer and the transfer method in the event any or all of the newly allocated shares are transferred in the two year period from the issue date for the newly allocated shares (June 29, 2007).

II. Fourth Unsecured Convertible Bonds with Equity Warrants

1. Name of bond offering
Fourth unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and a special agreement on limited equal priority among bonds) of GMO Internet, Inc. (hereinafter referred to as "Bonds with Equity Warrants", with the bond portion referred to as "Bonds," and the equity warrants portion referred to as "Equity Warrants.")
2. Total amount of bond offering
5,000,000,000 yen
3. Pay-in amount for Equity Warrants
The payment of money shall not be required in exchange for the Equity Warrants.
4. Issuance location
Hong Kong
5. Pay-in date
June 29, 2007 (Hong Kong time, hereinafter the same unless otherwise prescribed)
6. Subscription method
The full amount to be allocated to Lehman Brothers Commercial Corporation Asia Limited by means of a third party allocation (foreign private placement in Hong Kong).
7. Issuance and form of Bonds with Equity Warrants
The Bonds with Equity Warrants shall be issued as warrant bond debenture shares, and shall the warrant bond debenture shares shall be bearer bonds. Holders of the Bonds with Equity Warrants shall not be entitled to request registered warrant bond debenture shares with respect to the Bonds with Equity Warrants.
Moreover, the Bonds with Equity Shares may not be transferred as solely Bonds or solely Equity Warrants.
8. Details of issuance of Equity Warrants
   (1) Number of Equity Warrants attached to Bonds and total number of Equity Warrants to be issued
   One Equity Warrant shall be attached to each Bond and a total of [70] Equity Warrants will be issued.
   (2) Necessity of payment of money in exchange for the Equity Warrants
   A pay-in shall not be required.
   (3) Pay-in not required, reason for charge-free equity warrants
   Pay-in was designated charge-free taking into consideration that the Equity Warrants are attached to convertible bonds with equity warrants, that they cannot be separated from the Bonds, that when exercised they shall be deemed an investment by Bond, that the Bonds and Equity Warrants are mutually and closely related, as well as the economic valued that will be produced from the issue price for the Equity Warrants, the yield and pay-in amount for the Bonds and other issuance terms.
   (4) Allocation date for Equity Warrants (hereinafter, the "Allocation Date")
   June 29, 2007; provided, however, that the allocation shall be conditioned on the Company receiving payment or provision of the pay-in amount for the respective Bonds on the pay-in dated prescribed in Paragraph 4.
   (5) Type and number of shares subject to Equity Warrants
   The type of shares subject to the Equity Warrants are the company's commons stock shares, and the number of shares of the Company's common stock that will

be newly issued by the Company, or the number of the Company's commons stock shares held by the Company that will be transferred upon the exercising of the Equity Warrants (hereinafter, the issuance or transfer of the Company's commons stock is referred to as "Delivery") will be largest integral number obtained by dividing the total amount of the pay-in amount for the Bonds related to the each request for exercise by the conversion price set out in Item (9) (ii) of this Paragraph (provided, however, that if adjusted under Items (10) through (13) of this Paragraph, then the adjusted conversion price). In the event this results in fractions of less than one full share, settlement shall be made in cash pursuant to the provisions of the Corporation Law. In addition, in the event the exercising of the Equity Warrants results in odd-lot shares, settlement shall be made in cash as though the right to seek the purchase of odd-lot shares under the Corporation Law has been exercised.

(6) Exercise request period for Equity Warrants
Holders of the Bonds with Equity Warrants shall be entitled to request the exercising of the Equity Warrants at any time between July 2, 2007 and June 28, 2012 (Japan time) (hereinafter, the "Exercise Request Period").

(7) Other terms for exercising of Bonds with Equity Warrants
(i) In the event the Company engages in the early redemption of the Bonds under Item 9 (6) the Equity Warrants may not be exercised after the close of business hours on the bank business day preceding the redemption date, or in the event the Bonds are accelerated the Equity Warrants may not be exercised after the acceleration date;
(ii) Partial exercising of the Equity Warrants shall not be allowed.

(8) Reasons for acquisition of Equity Warrants by Company
No reasons for acquisition have been prescribed.

(9) Property contributed upon exercise of Equity Warrants and value thereof
(i) The property contributed upon exercise of Equity Warrants and value thereof shall be the Bonds related to the corresponding Equity Warrants, and the value of the corresponding Bonds shall be the same as the pay-in amount for said Bonds;
(ii) The property value contributed per share (hereinafter, the "Exercise Price") in the event of the Delivery of the Company's common stock shares by the Company with the exercising of Equity Warrants shall initially be 849 yen; provided, however, that the Exercise Price may be adjusted in accordance with the provisions of Items (10) through (13) of this Paragraph.
(Note) The initial Exercise Price of 849 yen was calculated based on the closing price (801 yen) for ordinary trading of the company's commons stock as published by the Tokyo Stock Exchange on the date of the board of directors' resolution concerning this capital increase by third party allocation (Japan time June 14, 2007).

(10) Adjustment of Exercise Price
In the event that subsequent to the issuance of the Bonds with Equity Bonds the number of the Company's issued and outstanding shares changes or is likely to be changed due to the respective grounds set forth in Item (11) of this Paragraph, the Exercise Price shall be adjusted using the following prescribed formula (hereinafter, the "Exercise Price Adjustment Formula"):

$$\text{Adjusted conversion price} = \text{Pre-adjustment conversion price} \times \frac{\text{Number of existing issued share} + \dfrac{\text{Number of newly issued / disposed shares} \times \text{Pay-in price per share}}{\text{Market price}}}{\text{Number of existing issued shares} + \text{Number of newly issued / disposed shares}}$$

(11) Instances in which the Exercise Price for the Equity Warrants will be adjusted using the Exercise Price Adjustment Formula and the timing of the application of the adjusted Exercise Price shall comply with the following provisions:

(i) In the event of the Delivery of the Company's commons stock shares at a pay-in amount that is less than the market price prescribed in Item (12) (iii) of this Paragraph (excluding, however, instances of Delivery in exchange for shares attached with purchase request rights or shares attached with purchase conditions issued by the Company, or arising from the demand or exercising of equity warrants (here and hereinafter in this Item including those attached to bonds with equity warrants), other securities or rights which are capable of demanding the Delivery of the Company's common stock).
The adjusted Exercise Price shall apply from the day following the pay-in date (here and hereinafter the final day of the pay-in period if a pay-in period is established with the subscription), or in the event there exists a record date for granting the rights to receive the allocation to the Company's common stock shareholders (hereinafter, the "Common Stock Shareholders"), then the day following said date.

(ii) In the event the Company's common stock shares will be issued through a stock split or gratis issue.
The adjusted Exercise Price shall apply from the day following the record date for the stock split of the Company's common stock shares, if record date exists for the granting of rights to receive the allocation to the Common Stock Shareholders with respect to the gratis issuance of the Company's common stock shares then from the day following said date, or if no record date exists for the granting of rights to receive the allocation to the Common Stock Shareholders with respect to the gratis issuance of the Company's common stock shares or in the event of a gratis allocation of the Company's common stock shares to shareholders (excluding Common Stock Shareholders), then from the day following the effectuation date therefor.

(iii) In the event of the issuance of shares attached with purchase request rights or shares attached with purchase conditions which include provisions that call for the Delivery of the Company's common stock shares at a consideration that is below the market price prescribed in Item (12) (iii) of this Paragraph (including instances of gratis issuances) or in the event of the issuance of equity warrants, securities or other rights which are capable of demanding the Delivery of the Company's common stock shares at a consideration that is below the market price prescribed in Item (12) (iii) of this Paragraph (including instances of gratis issuances).
The adjusted Exercise Price shall be calculated applying the Exercise Price Adjustment Formula *mutatis mutandis*, deeming the Delivery of the common stock shares of the Company demanded or issued under all the initial conditions for the issued shares attached with purchase request rights, shares attached with purchase conditions or equity warrants, securities or other rights, and shall apply from the pay-in date (in the case of equity warrants, the allocation date, and in the case of a gratis allocation, the effectuation date); provided, however, that if a record date exists for granting rights to receive the allocation to the Common Stock Shareholders, then this shall apply from the day following this date.
Notwithstanding the foregoing, in the event the consideration for the Company's common stock shares delivered upon demand or exercise has not be firmly established at the time of the issuance of the shares attached with purchase request rights, shares attached with purchase conditions or equity warrants, securities or other rights, the adjusted

Exercise Price shall be calculated applying the Exercise Price Adjustment Formula *mutatis mutandis*, deeming the Delivery of the common stock shares of the Company demanded or issued under all the l conditions established upon the determination of the corresponding consideration for the shares attached with purchase request rights, shares attached with purchase conditions or equity warrants, securities or other rights, and shall apply from the day following the determination date for the corresponding consideration.

(iv) In the transactions of (i) through (iii) of this Item, if the record date for granting rights to receive an allocation to the shareholders has been established, and the effectuation of the respective transactions is conditioned on the approval of the shareholders, board of directors or other body at the Company after the corresponding record date, then notwithstanding (i) through (iii) of this Item, the adjusted Exercise Price shall apply from the day following the corresponding approval date.

In such instances, the Company's common stock shares calculated using the following calculation method shall be delivered to the holders of the Equity Warrants who exercised the Equity Warrants prior in the period from the day following the corresponding record date through the corresponding transaction approval date.

$$\text{Number of Shares} = \frac{(\text{Pre-adjusted exercise price - adjusted exercise price}) \times \text{Number of shared delivered within corresponding term at pre-adjustment exercise price}}{\text{Adjusted exercise price}}$$

In such instances, fractions of less than one full yen shall be rounded off.

(12) (i) The Exercise Price will not be adjusted when the difference between the adjusted Exercise Price calculated using the Exercise Price Adjustment Formula and the pre-adjustment Exercise Price is less than one full yen; provided, however, that upon the calculation of the Exercise Price due to grounds that require the adjustment of the Exercise Price which occur subsequent thereto, the pre-adjustment Exercise Price less this difference shall be used as the pre-adjustment Exercise Price in the Exercise Price Adjustment Formula.

(ii) Calculations under the Exercise Price Adjustment Formula shall be conducted to the second decimal point for units of less than one full yen, with the second decimal point rounded off.

(iii) The market price used in the Exercise Price Adjustment Formula shall be the average closing price for ordinary trades of the Company's common stock on the Tokyo Stock Exchange for the 45th through the 30th trading days (excluding those days on which there is no closing price) prior to the date of the application of the adjusted Exercise Price. In such instances, the calculation of the average price shall be conducted to the second decimal point for units of less than one full yen, with the second decimal point rounded off.

(iv) The number of existing issued shares in the Exercise Price Adjustment Formula shall be calculated by subtracting from the number of the Company's issued and outstanding shares as of one month prior to the record date if a record date (if a record date is not prescribed, then the effectuation date) exists, or the application date for the adjusted Exercise Price if a record date (if a record date is not prescribed, then the effectuation date) does not exist, the number of the Company's commons stock shares held by the Company as of the corresponding date. In addition, this shall not included the number of the Company's

common stock shares allocated to the Company's common stock held by the Company on the record date of Item (11) (ii) of this Paragraph.

(13) In addition to those cases in which an Exercise Price adjustment of Item (11) of this Paragraph is required, in the following instances the Company shall engage in required adjustments of the Exercise Price:

(i) When the Exercise Price needs to be adjusted due to a reverse stock split, a merger in which the Company becomes the surviving company, a spin-off and assimilation in which the Company becomes the surviving company, or a share exchange in which the Company becomes a 100% parent company;

(ii) When the Exercise Price needs to be adjusted due to the occurrence of grounds which change or are likely to change the number of the Company's issued and outstanding shares;

(iii) When two or more grounds for the adjustment of the Exercise Price occur one after another, and with respect to the market price used in the calculation of the Exercise Price adjusted pursuant to one of the grounds, consideration must be given to the effect of the other ground.

(14) When the Exercise Price is adjusted under the provisions of this Paragraph, the Company shall provided the holders of the Equity Warrants with advance written notice thereof stating the reasons therefor, the pre-adjustment Exercise Price, the adjusted Exercise Price, the application date therefor and other requisite matters by no later than the day prior to the application date; provided, however, that if the foregoing notice cannot be provided by the application date, it shall be provided as promptly after the application date.

(15) Method for Requesting Exercise of Equity Warrants

Requests for the exercise of Equity Warrants shall be received at the request handling location set forth in Paragraph 11 (hereinafter, the "Exercise Request Handling Location").

Holders of the Bonds with Equity Warrants seeking to exercise the Equity Warrants must represent in the Company's prescribed exercise request form (hereinafter, the "Equity Warrant Exercise Request Form") those Bonds with Equity Warrants related to the Equity Warrants on which exercise is requested, shall fill in the date of the request and the like, affix their names and seals thereto, and submit the Equity Warrant Exercise Request Forms attached wit the debenture shares for the Bonds with Equity Warrants to the Exercise Request Handling Location during the Exercise Request Period.

(16) Timing of effectuation of request for exercise of Equity Warrants

A request for exercise, if all required documentation arrives at the Exercise Request Handling Location by 11: 15 a.m. on a business day during the Exercise Request Term, shall take effect from the second business day after the date of arrival.

(17) Matters concerning the capital and capital reserves increased upon the issuance of shares through the exercising of Equity Warrants

(i) The increased amount of capital upon issuance of shares through the exercising of Equity Warrants shall be one-half of the maximum increase for capital and the like calculated in accordance with the provisions of Article 40 of the Corporation Law Calculation Regulations, with fractions of less than one full yen resulting from the calculation rounded off;

(ii) The increased amount of capital reserves upon issuance of shares through the exercising of Equity Warrants shall be the amount calculated by subtracting the increased amount of capital prescribed in (i) of this Item from the maximum increase for capital and the like calculated in (i) of this Item.

9. Matters concerning bonds

(1) Total amount of bond offering

5,000,000,000 yen

(2) Face value of individual bonds
One type of bond with a face value of 50,000,000 yen

(3) Rate of Interest
The Bonds shall not accrue interest.

(4) Pay-in amount
100% of the face value for the Bonds

(5) Redemption at maturity
100% of the face value for the Bonds shall be redeemed on June 29, 2012 (maturity date).

(6) Early redemption

(a) Early redemption through 130% call option clause
The Company, subsequent to June 29, 2009, in the event the closing price for ordinary trading of the Company's common stock shares on the Tokyo Stock Exchange is 130% or more of the Exercise Price applicable on the respective trading dates for 40 continuous trading days, shall be entitled to redeem all remaining Bonds (partial redemption is not possible) at the face value for the Bonds by providing 30 to 60 day prior notice thereof to the holders of the Bonds with Equity Warrants.

(b) Call option in event request for exercise is made
The Company, in the event a request for the exercising of the Equity Warrants is made by a holder of the Bonds with Equity Warrants pursuant to Paragraph 8 (15), shall be entitled to redeem the bonds in an amount equal to an arbitrary number of shares deliverable as the result of the corresponding request for exercise, by providing the holder of the Bonds with Equity Warrants with notice thereof by the business day following the receipt of said request for exercise. The corresponding redemption amount shall be the amount calculated by multiplying the number of corresponding shares notified by the Company by the Company's common stock VWAP per share on the Tokyo Stock Exchange for the 10 continuous trading days prior to the date of said notice (inclusive of the date of notice).

(c) Right to request purchase for holders of Bonds with Equity Warrants (put option)
The holders of the Bonds with Equity Warrants shall be entitled to have the Company purchase the Bonds at 100% of face value on June 29, 2008, June 29, 2009, June 29, 2010, or June 29, 2011, by depositing a exercise request form and the debenture shares for the Bonds with Equity Warrants by no later than five days prior to these respective dates.

(7) Purchase and extinguishment
The Company or the Company's subsidiary companies shall be entitled to purchase and extinguish the Bonds with Equity Warrants as needed on the open market or by other means.

(8) Acceleration
In the event of default or nonconformance with the Bond provisions, or the occurrence of other set grounds prescribed in the Outline for the Bonds with Equity Warrants, the Company shall have the Bonds accelerated, and must redeem all remaining Bonds at face value.

(9) Bond security or guarantee
The Bonds are issued without any security or guarantee.

(10) No bond manager
A bond manager shall not be established with respect to the Bonds.

(11) Special finance related agreement
Accompanied by a restriction on the provision of collateral except for instances related to bank borrowing and the like in the normal course of business and the like, a restriction on the disposition of assets except for instances where

conducted in connection with transactions in the normal course of business and the like, a restriction of dividends for excess money exceed 40% of the consolidated net profit for the previous financial year or twice the average amount of dividends for the past two years, whichever is greater, and a restriction on the increase of capital for a period of six months following the issuance of the Bonds with Equity Warrants.

10. Party handling redemption payment affairs
    GMO Internet, Inc.
11. Exercise Request Handling Location
    GMO Internet, Inc., Group Administration Headquarters
12. Application for Listing
    No
13. All other matters requiring a decision of the company with respect to the issuance of the Bonds with Equity Warrants shall be left to the discretion of the Company's representative director Mr. Masatoshi Kumagai.

End

(REFERENCE)

1. Use of Raised Funds

(1) Reason of capital increase by third party allotment

The Company has examined the repayment of loans in an effort to strengthen its financial basis. With this, we consulted with Lehman Brothers Group which has a history of business in our group's financial affairs. Lehman Brothers Group is an investment bank that provides a broad range of financial services on a worldwide basis, and utilizing its know how, based on considerations of agile and adaptable fund raising, the dilution of shares, and the like we have decided to issue this new stock and unsecured convertible bonds with equity warrants by third party allocation (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds).

Moreover, the unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) issued by the Company do not contain a conversion price revision clause. As such, they are generally referred to as MSCB (Moving Strike Convertible Bonds), and differ from convertible bonds which have a conversion price revision clause.

(2) Use of proceeds of the funds

(i) All amount in funds raised through the issuance of new stock is scheduled to be appropriated for the repayment of loans.

(ii) All amount in funds raised through the issuance of bonds with equity warrants is scheduled to be appropriated for the repayment of loans.

(3) Change of use of proceeds of funds previously raised

None

(4) Outlook on business results

We believe that this fund raising would contribute to strengthen our financial basis. There will be no effect on the business results.

2. Distribution of profits to shareholders, etc.

(1) Fundamental policy concerning the distribution of profits

The Company, as we have previously announced, emphasizes the return of profits to our shareholders, and a dividend propensity goal of "33% of consolidated net profits" has been established as our fundamental policy concerning dividends. With respect to dividends in this term, we are scheduling an interim (June 2007) dividend of 3 yen per share, and a term-end (December 2007) dividend of 7 yen per share, for a total annual dividend of 10 yen per share. In adherence to the foregoing policy concerning the distribution of profits to our shareholders, our group will make a collective effort to target the realization of resumed dividends in the near term.

(2) Use of internal reserves

Internal reserves will be appropriated to the strengthening of our financial basis.

(3) Thinking concerning the determination of dividends

Dividends are decided based on a collective consideration of the business performance in the current term, the prospects for profits in the future, and the like.

(4) Status of dividends in past three settlement terms

	12/2004 Term	12/2005 Term	12/2006 Term
Net profit per share	38.75 yen	27.47 yen	- 62.66 yen
Annual dividend per share	5.00 yen	6.00 yen	3.00 yen
Payout ratio	12.9%	21.8%	-
Rate of return on equity	19.9%	13.7%	-

Rate of dividend on equity	2.4%	3.0%	1.4%

(Note) 1 "Net profit per share" calculated based on the average number of issued and outstanding shares throughout the term.

2 "Rate of return on equity" is the number calculated by dividing the net profits at the end of the term by total shareholder's equity (an average of total shareholders' equity and the first of the term and total shareholders' equity at the end of the term).

3. Miscellaneous

(1) Trends in issued and outstanding shares from this capital increase

Current total number of issued and outstanding shares: 72,128,378 shares

Number of increases shares from issuance of new stock: 6,915,630 shares

Number of issued and outstanding shares after new issuance: 79,044,008 shares

(Note) The total number of issued and outstanding shares is as of June 14, 2007.

(2) Composition of major shareholders following issuance of new stock

Rank	Name of Shareholder	No. of shares	% of shares
1	Kumagai Masatoshi Office, Ltd.	22,400,000	28.3%
2	Masatoshi Kumagai	12,000,000	15.2%
3	Lehman Brothers Commercial Corporation Asia Limited	6,915,630	8.7%
4	Mellon Bank Treaty Clients Omnibus	1,663,100	2.1%
5	Bayerische Vereinsbank A.G. Customer Account	1,302,900	1.6%

(Note) The number of shares held is the number calculated by adding the number of shares increased through this issuance of new stock to the number of shares held by the respective shareholders as of December 31, 2006. In addition, the percentage of shares held is the number calculated by dividing the number of shares held by each shareholder by the total number of issued shares following the issuance of the new stock.

Moreover, the number of shares held by Masatoshi Kumagai became 8,500,000 (11.78%) on May 18, 2007.

(3) Information on dilution due to latent shares, etc.

The ratio of the number of latent shares to the total number of issued and outstanding shares is expected to become 7.5 % as a result of this financing.

(Note) The ratio of the number of latent shares is a number calculated by taking the total of the number of shares to be issued if all already issued equity warrants were exercised and the number of shares to be issued if all of the equity warrants of the unsecured convertible bonds with equity warrants to be issued in this instance were exercised, and dividing this number by the total of the must recent total number of issued and outstanding shares and the number of increased shares from this new stock issuance.

(4) Status, etc. of equity financing conducted over past three year period

(i) Status of equity financing conducted over past three year period

Date	Amount of Capital Increase	Capital After Increase	Summary
December 29, 2006	3,820,000,000 yen	7,148,299,187 yen	Capital increase by third party allocation

(ii) Trends in stock price, etc. for past three settlement terms and recently

	14th Term		15th Term	16th Term	17th Term
	Through February 26, 2004	From February 27, 2004			
Settlement Term	12/2004		12/2005	12/2006	12/2007
Opening price	1,340	1,785	2,405	2,905	770
High price	1,850	7,300 □ ,3,060	3,400	2,975	1,254

Low price	1,340	1,675 □ 1,370	1,862	747	750
Closing price	1,770	2,390	2,910	767	769

(Notes) 1. □ indicates the ex-right high price and low price following a stock split.
2. The 14th term (up through February 26, 2004) states the stock price published by the Japan Association of Securities Dealers, and the 14th term (from February 27, 2004) states the stock price published by the Tokyo Stock Exchange.
3. The numbers set forth in the column for the 17th term are the numbers up through June 13, 2007.

4. Parties to which the new stock and convertible bonds with equity warrants are scheduled to be allocated and amount of allocation

(1) New stock

Name of allocatee	Lehman Brothers Commercial Corporation Asia Limited
Location of head office	25/F-26/F; Unit 2706-2714 of 27/F Two International Finance Tower 8 Finance Street, Central HONG KONG
Name and title of representative	Sarah Bower: Representative Director Cheung Joseph: Representative Director Marian Louise Drage: Representative Director Ser Kiat Tan: Representative Director
Amount of capital	USD39,650,002
Total number of issued and outstanding shares	2 shares
Details of principal business	Trading, dealing of securities and derivatives and finance business
Principal shareholders and shareholding ratio	LBCCA Holdings I LLC: 1 share (50%) LBCCA Holdings II LLC: 1 share (50%)
Relationship with Company	None

(Note) The details of the scheduled allocatee and the contents of the relationship with Company section are as of June 14, 2007.

(Note) With respect to the Company's shareholder policy, no arrangement has been made concerning the continuous holding and deposit of the allocated new shares. However, the allocatee has consented to providing immediate written reports to the company concerning the name and address of the transferee, the number of shares transferred, the transfer date, the transfer price, the reasons for the transfer and the transfer method in the event any or all of the newly allocated shares are transferred in the two year period from the issue date for the newly allocated shares (June 29, 2007).

(2) Fourth unsecured convertible bonds with equity warrants

Name of allocatee	Lehman Brothers Commercial Corporation Asia Limited
Location of head office	25/F-26/F; Unit 2706-2714 of 27/F Two International Finance Tower 8 Finance Street, Central HONG KONG
Name and title of representative	Sarah Bower: Representative Director Cheung Joseph: Representative Director

	Marian Louise Drage: Representative Director Ser Kiat Tan: Representative Director
Amount of capital	USD39,650,002
Total number of issued and outstanding shares	2 shares
Details of principal business	Trading, dealing of securities and derivatives and finance business
Principal shareholders and shareholding ratio	LBCCA Holdings I LLC: 1 share (50%) LBCCA Holdings II LLC: 1 share (50%)
Relationship with Company	None

(Note) The details of the scheduled allocatee and the contents of the relationship with Company section are as of June 14, 2007.

June29,2007

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.gmo.jp

Dissolution of a Subsidiary

At a meeting today of the GMO NetCard, Inc. Board of Directors it was decided that in order to adjust the loans and credit business platform following amendments to money lending laws, the GMO NetCard subsidiary Just, Inc. would be dissolved after the transfer of loan assets to NetCard Inc subsidiary Like Card Ltd. on June 29, 2007.

The impact of this on the consolidated financial results of GMO Internet, Inc. will be minor.

1. Outline of Dissolution

(1) Company Name	Just Inc.
(2) Address	2-1-11 Shin Machi Aomori City Aomori Prefecture
(3) CEO	Hiroshi Wagatsuma
(4) Capital	¥3 million
(5) End of Fiscal Year	May
(6) Established	September 6, 1984
(7) Shareholders	ASA5 Merger Corporation (a GMO NetCard subsidiary) (100%)
(8) Business Description	Consumer Finance

(9) Financial Results in the last three fiscal terms

Fiscal Term	May 2004	May 2005	May 2006
Sales (¥millions)	1,044	963	875
Ordinary Profit (¥millions)	601	521	465
Net Profit (¥millions)	323	341	273

2. Settlement Schedule

June 29, 2007: Just, Inc. decision to dissolve

June 29, 2007: Dissolution

December 2007: (scheduled) Completion of settlement

July 31, 2007

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.gmo.jp/en

Partial Revision to the Notice of Issuance of New Stock and Unsecured Convertible Bonds with Equity Warrants by Third Party Allocation (Unsecured Convertible Bonds with Equity Warrants and Special Agreement on Limited Equal Priority among Bonds)

The following revision was required to the Notice of Issuance of New Stock and Unsecured Convertible Bonds with Equity Warrants by Third Party Allocation (Unsecured Convertible Bonds with Equity Warrants and Special Agreement on Limited Equal Priority among Bonds).

Page 8

II. Fourth Unsecured Convertible Bonds with Equity Warrants

9. Matters Concerning Bonds

(11) Special finance related agreement

Prior to Revision	After Revision
Accompanied by a restriction on the provision of collateral except for instances related to bank borrowing and the like in the normal course of business and the like, a restriction on the disposition of assets except for instances where conducted in connection with transactions in the normal course of business and the like, a restriction of dividends for excess money exceed 40% of the consolidated net profit for the previous financial year or twice the average amount of dividends for the past two years, whichever is greater, and a restriction on the increase of capital for a period of **six months** following the issuance of the Bonds with Equity Warrants.	Accompanied by a restriction on the provision of collateral except for instances related to bank borrowing and the like in the normal course of business and the like, a restriction on the disposition of assets, except for instances where conducted in connection with transactions in the normal course of business and the like, a restriction of dividends for excess money exceed 40% of the consolidated net profit for the previous financial year or twice the average amount of dividends for the past two years, whichever is greater, and a restriction on the increase of capital for a period of **120 days** following the issuance of the Bonds with Equity Warrants.

August 2, 2007

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp

Securitization of Consumer Loan Assets in a Subsidiary

The GMO Internet Inc. announces that at a meeting today of the Board of Directors of consolidated subsidiary GMO NetCard Inc. it was resolved to procure capital through the entrustment of part of the consumer loan assets held by Million Ltd and 10 (*1) other subsidiaries and the transfer of beneficiary rights to the trust assets at the same time as transferring the concerned loan assets to a trust beneficiary. It was decided to do this in order to improve asset efficiency and rationalize capital procurement.

This will have a minimal impact on consolidated financial performance.

(*1) Million Ltd., Sanyo Credit Ltd., Sanai Credit Ltd., Alto Ltd., East Japan Credit Ltd., Japan Credit Ltd., Japan Ltd., Save Ltd., Like Card Ltd., Sunlife Ltd., JC Ltd.

1 . Outline of Securitization

(1)Loan assets and amount	Approximately ¥26.7 billion in consumer loan assets	
(2)Securitization Type	Beneficiary Rights	
(3)Trustee	Japan Digital Contents Trust, Inc.	
(4)Credit Rating Agency	Moody's Japan K.K.	
(5)Class	Class A Preferred Beneficiary Rights	Class B Preferred Beneficiary Rights
(6) Rating	A1	Baa2
(7)Capital Procurement	¥19.7 billion	¥2.5 billion
(8)Amortization Structure	After the 1st year in which the principal is not repaid, repayments are made at 3.5% of capital procured. (Approx. 3 year amortization)	3 month fixed amortization

(9)Other	There will be no change in payments for customers that hold consumer loans with Million Ltd. or the other 10 companies.

2．Schedule

Date of entrustment and transfer of preferred beneficiary rights

Diagram



Cash Consumer Loan Contracts
Debtors
Million Ltd. and 10 other companies
(Joint Originators)
Preferred Beneficiary Rights
GMO NetCard
(Executor)
Preferred Beneficiary Rights
Securities Company
Trust Agreement
Trust Agreement
(Executor)
Preferred Beneficiary Rights
(Sale)
JDC Trust
(Trustee)
Investors

3．Inquiries

GMO NetCard Inc.

Phone: +81-3-6415-7070

August 13, 2007

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.ir.gmo.jp

Announcement of Complete Pullout of Loans and Credit Business, Transfer of Stock in a Subsidiary (Transfer of a Subsidiary) and Change of Subsidiary Name

At a meeting today of the GMO Internet Inc. Board of Directors it was decided to pullout completely from the loans and credit business and transfer all shares held in subsidiary GMO LOAN-CREDIT HOLDINGS Inc. (GMOLCH) (91.1%) to NK3 Holdings Inc, a company established by GMOLCH directors.

Please refer also to An Explanation of Today's Series of Disclosures and Strategy Regarding Pullout of Loans and Credit Business – Presentation Materials.

http://ir.gmo.jp/irlibrary/pdf/20070813_en_01.pdf

1. Reasons for the Transfer of Stock

The GMO Internet Group entered the loans and credit business in August 2005 when the former Orient Credit Co., Ltd. was made a consolidated subsidiary. However the environment surrounding the credit and consumer finance industry has changed dramatically as a result of factors including reforms to moneylending laws and excess interest repayments. In response to changes in the industry environment we revised our loan portfolio and made other changes in strategy. However the outlook for the credit and consumer finance industry is uncertain and as a result of a strategic decision by GMO Internet Inc. after careful consultation we have decided to completely withdraw from the loans and credit business by transferring stock of loans and credit holdings company, GMO LOAN-CREDIT HOLDINGS Inc. to its executives.

2. Outline of Subsidiary whose Stock is to be Transferred

(1) Company Name	GMO LOAN-CREDIT HOLDINGS Inc.
(2) Address	20-1 Sakuragaokacho, Shibuya-ku, Tokyo, JAPAN
(3) CEO	Masaru Kojima
(4) Capital	¥10 million
(5) Accounting Term	March
(6) Date established	February 6, 2007
(7) Total Outstanding Shares	115,926
(8) Major Shareholder (% ownership)	GMO Internet Inc. (91.1%)
(8) Business Description	Cash loans, agency and guarantee services, purchase of loan assets, etc.

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Term	March 2005	March 2006	March 2007
Sales (¥millions)	–	–	–
Operating Profit (¥millions)	–	–	-6
Ordinary Profit (¥millions)	–	–	-6
Net Profit (¥millions)	–	–	-6
Total Assets (¥millions)	–	–	10,644
Net Assets (¥millions)	–	–	10,638

3. Outline of Companies that will Cease to be Subsidiaries as a Result of the Stock Transfer

i)

(1) Company Name	GMO NetCard Inc.
(2) Address	20-1 Sakuragaokacho, Shibuya-ku, Tokyo, JAPAN
(3) CEO	Masaru Kojima
(4) Capital	¥10,363,450,000
(5) Accounting Term	March
(6) Date established	October 29, 1997
(7) Shareholder	GMO LOAN-CREDIT HOLDINGS Inc.
(8) Business Description	Cash loans, agency and guarantee services, purchase of loan assets, etc.

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Term	March 2005	March 2006	March 2007
Sales (¥millions)	19,239	18,635	17,950
Ordinary Profit (¥millions)	2,318	3,041	613
Net Profit (¥millions)	1,396	1,189	-8,221

ii)

(1) Company Name	MIKI-SHOJI Co. Ltd.
(2) Address	4-2-13 Nihonbashi, Chuo-ku, Tokyo, JAPAN
(3) CEO	Yoshikatsu Kamata
(4) Capital	¥490,000,000
(5) Accounting Term	July
(6) Date established	April 12, 1976
(7) Shareholder	GMO NetCard Inc.
(8) Business Description	Restaurant business, recreation hall management, finance business, real estate rental, etc.

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Term	July 2005	July 2006	July 2007
Sales (¥millions)	2,342	2,392	749
Ordinary Profit (¥millions)	264	-352	192
Net Profit (¥millions)	42	-1,364	644

iii)

(1) Company Name	Jaxon Finance Inc.
(2) Address	3-3-6 Tenjin, Chuo-ku Fukuoka City, Fukuoka, JAPAN
(3) CEO	Yoshikatsu Kamata
(4) Capital	¥90 million
(5) Accounting Term	July
(6) Date established	January 16, 1973
(7) Shareholder	GMO NetCard Inc.
(8) Business Description	Cash loans business, collections agency, guarantee business, credit check business, etc.

(9) Financial Performance In Last Three Fiscal Years

Fiscal Term	July 2005	July 2006	July 2007
Sales (¥millions)	272	240	90
Ordinary Profit (¥millions)	36	-61	23
Net Profit (¥millions)	2	-170	244

iv)

(1) Company Name	Limited Liability Chukan Hojin ASA Holdings 4
(2) Address	3-22-10 Toranomon, Minato-ku, Tokyo, JAPAN
(3) CEO	Masaki Aguni
(4) Capital	¥10,000
(5) Accounting Term	December
(6) Date established	August 4, 2006
(7) Shareholder	GMO NetCard Inc.
(8) Business Description	Investment business, purchase of loan assets, management consulting etc.

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Term	December 2004	December 2005	December 2006
Sales (¥millions)	—	0	—
Ordinary Profit (¥millions)	—	0	—
Net Profit (¥millions)	—	0	—

v)

(1) Company Name	ASA5 Merger Corporation
(2) Address	3-22-10 Toranomon, Minato-ku, Tokyo, JAPAN
(3) CEO	Managing Partner: GMO NetCard Inc.
(4) Capital	¥10,000
(5) Accounting Term	December
(6) Date established	August 4, 2006
(7) Shareholder	GMO NetCard Inc.
(8) Business Description	Investment business, purchase of loan assets, management consulting etc.

（9）Financial Performance in the Last Three Fiscal Years

Fiscal Term	July 2004	July 2005	July 2006
Sales (¥millions)	—	—	—
Ordinary Profit (¥millions)	—	—	—
Net Profit (¥millions)	—	—	—

vi)

（1）Company Name	Just Inc.
（2）Address	2-1-11 Aramachi, Aomorishi, Aomori, JAPAN
（3）CEO	Accountant Tsuneo Ohkizu
（4）Capital	¥3 million
（5）Accounting Term	June 1 to May 31
（6）Date established	September 6, 1984
（7）Shareholder	ASA5 Merger Corporation（100%）
（8）Business Description	Consumer finance business

（9）Financial Performance in the Last Three Fiscal Years

Fiscal Term	May 2004	May 2005	May 2006
Sales (¥millions)	1,044	963	875
Ordinary Profit (¥millions)	601	521	455
Net Profit (¥millions)	323	341	273

vii)

（1）Company Name	Like Card Ltd.
（2）Address	2-1-11 Aramachi, Aomorishi, Aomori, JAPAN
（3）CEO	Director Yoshiyuki Kamata
（4）Capital	¥5 million
（5）Accounting Term	June 1 to May 31
（6）Date established	May 9, 2005
（7）Shareholder	ASA5 Merger Corporation（100%）
（8）Business Description	Consumer finance business

（9）Financial Performance in the Last Three Fiscal Years

Fiscal Term	May 2004	May 2005	May 2006
Sales (¥millions)	—	—	50
Ordinary Profit (¥millions)	—	—	−42
Net Profit (¥millions)	—	—	−42

viii)

(1) Company Name	Sanyo Credit Ltd.
(2) Address	2-1-11 Aramachi, Aomorishi, Aomori, JAPAN
(3) CEO	Shinji Yoshida
(4) Capital	¥3 million
(5) Accounting Term	June 1 to May 31
(6) Date established	September 6, 1984
(7) Shareholder	GMO NetCard Inc. (100%)
(8) Business Description	Consumer finance business

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Term	May 2004	May 2005	May 2006
Sales (¥millions)	966	914	902
Ordinary Profit (¥millions)	575	519	476
Net Profit (¥millions)	311	338	284

ix)

(1) Company Name	East Japan Credit Ltd.
(2) Address	5-6 Kaiunbashidori Moriokashi, Iwate JAPAN
(3) CEO	Director Kenichi Sato
(4) Capital	¥9.8 million
(5) Accounting Term	June 1 to May 31
(6) Date established	October 2, 1979
(7) Shareholder	ASA5 Merger Corporation (100%)
(8) Business Description	Consumer finance business

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Term	May 2004	May 2005	May 2006
Sales (¥millions)	1,835	1,741	1,663
Ordinary Profit (¥millions)	918	871	630
Net Profit (¥millions)	498	593	517

x)

(1) Company Name	Sunlife Ltd.
(2) Address	1-4-46 Ichiko, Osaki, Miyagi, JAPAN
(3) CEO	Director Takahiko Goto
(4) Capital	¥5 million
(5) Accounting Term	June 1 to May 31
(6) Date established	May 9, 2005
(7) Shareholder	ASA5 Merger Corporation (100%)
(8) Business Description	Consumer finance business

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Year	May 2004	May 2005	May 2006
Sales (¥millions)	—	—	2
Ordinary Profit (¥millions)	—	—	−22
Net Profit (¥millions)	—	—	−22

xi)

(1) Company Name	Sanai Credit Ltd.
(2) Address	4-1-6 Tookamachi Yamagata city
(3) CEO	Director Kazuo Kimura
(4) Capital	¥3 million
(5) Accounting Term	June 1 to May 31
(6) Date established	June 18,1984
(7) Shareholder	ASA5 Merger Corporation (100%)
(8) Business Description	Consumer finance business

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Year	May 2004	May 2005	May 2006
Sales (¥millions)	1,449	1,409	1,333
Ordinary Profit (¥millions)	781	706	630
Net Profit (¥millions)	418	473	399

xii)

(1) Company Name	Million Ltd.
(2) Address	1-3-1 Kasumi-cho Yamagata-city
(3) CEO	Director Shinya Sudo
(4) Capital	¥3 million
(5) Accounting Term	June 1 to May 31
(6) Date established	September 1,1984
(7) Shareholder	ASA5 Merger Corporation (100%)
(8) Business Description	Consumer finance business

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Year	May 2004	May 2005	May 2006
Sales (¥millions)	999	963	957
Ordinary Profit (¥millions)	405	361	319
Net Profit (¥millions)	230	217	218

xiii)

(1) Company Name	Alto Ltd.
(2) Address	1-3-1 Kasumi-cho Yamagata-city
(3) CEO	Director Takahiko Goto
(4) Capital	¥3 million
(5) Accounting Term	June 1 to May 31
(6) Date established	September 5,1984
(7) Shareholder	ASA5 Merger Corporation (100%)
(8) Business Description	Consumer finance business

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Year	May 2004	May 2005	May 2006
Sales (¥millions)	772	738	698
Ordinary Profit (¥millions)	386	328	294
Net Profit (¥millions)	215	220	182

xiv)

(1) Company Name	Japan Ltd.
(2) Address	7-32 Sakae-cho Fukushima-city
(3) CEO	Director Yoshiyuki Kamata
(4) Capital	¥3 million
(5) Accounting Term	June 1 to May 31
(6) Date established	September 5,1984
(7) Shareholder	ASA5 Merger Corporation (100%)
(8) Business Description	Consumer finance business

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Year	May 2004	May 2005	May 2006
Sales (¥millions)	2,728	2,734	2,742
Ordinary Profit (¥millions)	1,625	1,624	1,630
Net Profit (¥millions)	1,164	1,064	983

xv)

(1) Company Name	JC Ltd.
(2) Address	5-19 Nakamachi Yamanaka city Fukushima
(3) CEO	Director Ryo Sato
(4) Capital	¥ 5 million
(5) Accounting Term	June 1 to May 31
(6) Date established	April 25,2005
(7) Shareholder	ASA5 Merger Corporation (100%)
(8) Business Description	Consumer finance business

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Year	May 2004	May 2005	May 2006
Sales (¥millions)	–	–	0
Ordinary Profit (¥millions)	–	–	−7
Net Profit (¥millions)	–	–	−7

xvi)

(1) Company Name	Save Ltd.
(2) Address	38Mikkamachi Ooaza Hachinohe-city Aomori
(3) CEO	Director Masahiro Kudo
(4) Capital	¥13million
(5) Accounting Term	June 1 to May 31
(6) Date established	September 2,1999
(7) Shareholder	GMO NetCard Inc. (100%)
(8) Business Description	Consumer finance business

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Year	May 2004	May 2005	May 2006
Sales (¥millions)	568	558	534
Ordinary Profit (¥millions)	317	299	272
Net Profit (¥millions)	176	192	166

xvii)

(1) Company Name	N Corporation Co. Ltd.
(2) Address	2-1-61 Hanakyouin Aobaku Sendai-city Miyagi
(3) CEO	Director Yoshikatsu Kamata
(4) Capital	¥5million
(5) Accounting Term	June 1 to May 31
(6) Date established	October 20, 2005
(7) Shareholder	ASA5 Merger Corporation (100%)
(8) Business Description	Loan transaction research, consulting business

(9) Financial Performance in the Last Three Fiscal Years

Fiscal Year	May 2004	May 2005	May 2006
Sales (¥millions)	—	—	0
Ordinary Profit (¥millions)	—	—	0
Net Profit (¥millions)	—	—	0

4. Outline of Company to Receive Shares in the Transfer

(1) Company Name	NK3 HOLDINGS Inc.
(2) Address	20-1 Sakuragaokacho, Shibuya-ku, Tokyo, JAPAN
(3) CEO	Yoshikatsu Kamata
(4) Capital	¥5.7 million
(5) Accounting Term	March
(6) Date established	July 18, 2007
(7) Shareholders	Yoshikatsu Kamata: 30%、Masaru Kojima: 30%、Takashi Noda 20%、Katsuya Kitano 20%
(8) Business Description	Investment business
(9) Financial performance in the last three fiscal years	This information is not available as the company has just been established

5. Number of Shares Transferred, Transfer Value and Ownership Before and After the Transfer

(1) Number of shares owned before the transfer

105,640 (percentage ownership 91.1%)

(no. of voting rights: 105,640)

(2) Number of shares transferred

105,640 (transfer value ¥5,282,000)

(no. of voting rights: 105,640)

This includes 25,159 shares with the right of pledge that are subject to the suspensive condition of agreement of creditors.

(3) Ownership after the transfer

0 (percentage ownership 0.0%)

(no. of voting rights: 0)

We will acquire 950,760 new share warrants on August 15, 2007 free of charge.

6. Stock Transfer Schedule

August 13, 2007: GMO Internet and GMOLCH Board of Directors Meeting decision

August 13, 2007: Signing of sale of shares contract

August 21, 2007: Date of stock transfer (tentative)

7. Impact of the Stock Transfer on Total Assets, Sales and Profit /Loss in the Current Term

(1) Impact on consolidated total assets, sales, profit/loss

i) Total Assets: As a result of the exclusion of GMOLCH and 18 consolidated subsidiaries from the GMO Internet consolidation we expect a reduction in total assets of ¥60 billion.

ii) Sales: As a result of the exclusion of GMOLCH and 18 consolidated subsidiaries from the GMO Internet consolidation in the latter half of the current term we expect a decrease in forecast sales of ¥13 billion.

iii) Ordinary Profit/Loss: As a result of the exclusion of GMOLCH and 18 consolidated subsidiaries from the GMO Internet consolidation in the latter half of the current term we initially expected a decrease in forecast ordinary profit of ¥2.15 billion.

iv) Extraordinary Loss: As a result of the transfer of GMOLCH stock we have recorded a ¥5.9 billion shrinkage in goodwill and ¥500 million appraisal loss on new share warrants.

(2) Impact on non-consolidated profit/loss

As a result of the transfer of GMOLCH stock we have recorded a ¥26.3 billion appraisal loss on shares in a subsidiary and a ¥500 million appraisal loss on new share warrants.

8. Change of Company Name

As a result of the transfer of all stock held by GMO Internet Inc. in GMOLCH, it was resolved at the Board of Director meetings of concerned companies to change the name of GMO LOAN-CREDIT HOLDINGS Inc. and its subsidiary GMO NetCard Inc. The names were then changed by decision of an extraordinary meeting of shareholders.

(1) Reason for the Change

GMO Internet Inc. has transferred all stock held in the company and as a result ceases to have any capital ties to the company.

(2) New Company Names

Current Company Name	New Company Name
GMO LOAN-CREDIT HOLDINGS Inc.	NC LOAN-CREDIT HOLDINGS Inc.
GMO NetCard Inc.	NetCard Inc.

(3) Date of Change

August 21, 2007 (tentative)

August 13, 2007

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.gmo.jp/en

Transfer of GMO Internet Securities Stock

At a meeting today of the GMO Internet Inc. Board of Directors it was resolved to transfer all shares held in subsidiary GMO Internet Securities Inc. (95.9%).

Please also refer to An Explanation of Today's Series of Disclosures and Strategy Regarding Pullout of Loans and Credit Business – Presentation Materials.

http://ir.gmo.jp/irlibrary/pdf/20070813_en_01.pdf

1. Reasons for the Transfer of Stock

As announced today, due to the uncertain outlook in the credit and consumer finance industry, GMO Internet is transferring all shares held in GMO LOAN-CREDIT HOLDINGS Inc. and completely withdrawing from the loans and credit business.

In the Internet securities business, growth in accounts and financial performance has been strong since it was first launched in May 2006. At the end of July 2007 it had achieved a profit.

However, as our withdrawal from the loans and credit business will temporarily damage shareholders' equity and in recognition of the importance of strengthening shareholders' equity it was resolved to immediately sell GMO Internet Securities at a fair price to GMO Internet Inc. CEO, Masatoshi Kumagai.

The Internet Finance segment has been dramatically reduced and we have made the decision to focus management resources on our Internet Use Support (Infrastructure) and Internet Advertising Support (Media) business segments.

2. Outline of the Subsidiary that is the Object of the Stock Transfer

(at the end of the most recent fiscal year)

(1) Company Name	GMO Internet Securities Inc.
(2) Address	26-1 Sakuragaokacho, Shibuya-ku, Tokyo, JAPAN
(3) CEO	Hideyuki Takashima
(4) Capital	¥2,040,000,000

(5) Accounting Term	March
(6) Date Established	October, 2005
(7) Total Outstanding Shares	45,276
(8) Major Shareholders (% ownership)	GMO Internet Inc. (95.9%)
(9) Business Description	Securities and Exchange Law based securities business Financial Futures Transaction Law based over-the-counter financial futures transactions
(10) Employees	47

(11) Financial Performance in the Last Three Fiscal Years

Fiscal Year	March 2005	March 2006	March 2007
Sales (¥millions)	—	—	448
Operating Loss (¥millions)	—	106	1,036
Ordinary Loss (¥millions)	—	106	1,046
Net Loss (¥millions)	—	106	1,078
Total Assets (¥millions)	—	436	17,926
Net Assets (¥millions)	—	373	1,384

3. Outline of Stock Transferee

(1) Name	Masatoshi Kumagai (GMO Internet CEO)
(2) Address	3-18-16 Minami Aoyama, Minato-ku, Tokyo, JAPAN

4. Number of Shares Transferred, Transfer Value and Ownership Before and After the Transfer

(1) Number of shares owned before the transfer

47,286

(percentage ownership: 95.9%)

(no. of voting rights: 47,286)

(2) Number of shares transferred

47,286

(transfer value: ¥4,799,529,000)

(no. of voting rights: 47,286)

(3) Ownership after the transfer

0

(percentage ownership: 0.0%)

(no. of voting rights: 0)

5. Stock Transfer Schedule

August 13, 2007 (Monday)	Meeting of GMO Internet Inc. Board of Directors
August 13, 2007 (Monday)	Signing of sale of shares contract
August 14, 2007 (Tuesday)	Date of stock transfer

6. Impact of the Stock Transfer on Total Assets, Sales and Profit/Loss in the Current Term

(1) Impact on consolidated total assets, sales and profit/loss

i)Consolidated Total Assets	A reduction in total assets equivalent to approximately ¥22 billion
ii) Consolidated Sales	In the latter part of the term we expect an initial decrease in forecast sales of approximately ¥1.5 billion
iii) Consolidated Ordinary Profit/Loss	In the latter part of the term we expect a reduction in forecast ordinary loss of approximately ¥150 million
iv) Consolidated Extraordinary Profit/Loss	An extraordinary profit of ¥2.8 billion will be recorded as a result of the sale of stock in an affiliated company.

(2) Impact on Non-consolidated Profit/Loss

An extraordinary profit of ¥2 billion will be recorded as a result of the sale of stock in an affiliated company.

August 13, 2007

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp/en

Partial Sale of GMO Hosting & Security Inc.

At a meeting today of the GMO Internet Inc. Board of Directors it was resolved to sell part of stock held in GMO Hosting & Security Inc. (TSE Mothers Market: 3788).

Please also refer to An Explanation of Today's Series of Disclosures and Strategy Regarding Pullout of Loans and Credit Business – Presentation Materials.

http://ir.gmo.jp/irlibrary/pdf/20070813_en_01.pdf

1. Reasons for the Sale of Stock

The stock is being sold with the objective of strengthening the GMO Internet Inc. financial base.

Our withdrawal from the loans and credit business will temporarily damage shareholders' equity and the concerned stock is being sold to enable us to quickly regain our financial base.

GMO Internet Inc. will maintain majority voting rights after the partial sale of stock in GMO Hosting & Security Inc. so there will be no change to the company's status as a consolidated subsidiary of GMO Internet Inc.

Currently there are no plans at all for any further sale of stock in consolidated subsidiaries.

2. Scheduled Sale of Stock

A maximum of 13,490 shares to be sold

The number of shares to be sold shall be determined after taking into consideration movements in the share market.

3. Changes to No. of Shares Held and Holdings Ratio if the Maximum Number of Shares are Sold

Name of Stock	No. of Shares Held			Holdings Ratio	
	Before Sale	No of Shares to be Sold	After Sale	Before Sale	After Sale
GMO Hosting & Security Inc.					
No. of Shares Held	73,159	13,490	59,669	62.9%	51.3%

4. Method of Sale

Off-market sale upon taking into consideration trends in the stock market.

5. Schedule of Sale

Scheduled for August 14, 2007

6. Impact on GMO Internet Inc. Financial Results for the term ending December 2007.

As a result of this sale we expect to record a profit from the sale of shares in an affiliated company (consolidated: approx. ¥700 million, non-consolidated: ¥1 billion) in the fiscal year ending December 2007.

August 13, 2007

For Immediate Release

Company Name: GMO Internet Inc.
(TSE First Section, Code: 9449)
Address: 26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director
Telephone: +81 3 5456 2555
URL: http://www.gmo.jp/en

Revision to Results Forecast and Dividends for the Fiscal Year Ending December 2007

GMO Internet Inc. has made the following revisions to the results forecast for fiscal year ending December 2007. The forescasts were previously announced on February 22, 2007 in the Financial Results for the Term Ending December 2006 and on May 11, 2007 in Revision to Interim Results Forecast for the Fiscal Year Ending 2007.

Please also refer to An Explanation of Today's Series of Disclosures and Strategy Regarding Pullout of Loans and Credit Business – Presentation Materials.

http://ir.gmo.jp/irlibrary/pdf/20070813_en_01.pdf

1. Revision to Consolidated Results Forecast

(1) Interim Term (01.01.2007 – 30.06.2007)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (May 11, 2007)	¥ millions 29,000	¥ millions 3,300	¥ millions 3,000	¥ millions 700
New Forecast (b)	30,029	-10,495	-10,813	-15,699
Amount of Change (b-a)	1,029	-13,795	-13,813	-16,399
Percentage Change	3.5%	–%	–%	–%
(Reference) Actual results in the Previous Term (Term ended June 2006)	23,042	2,009	1,927	193

(2) Full Term (01.01.2007 – 31.12.2007)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (February 22, 2007)	¥ millions 60,000	¥ millions 7,000	¥ millions 6,300	¥ millions 2,500
New Forecast (b)	46,500	-8,600	-9,300	-13,000
Amount of Change (b-a)	-13,500	-15,600	-15,600	-15,500
Percentage Change	-22.5%	—%	—%	—%
(Reference) Actual results in the Previous Term (Term ended December 2006)	50,842	4,271	3,992	-12,099

2. Revision to Non-Consolidated Results Forecast

(1) Interim Term (01.01.2007 – 30.06.2007)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (May 11, 2007)	¥ millions 6,500	¥ millions 750	¥ millions 700	¥ millions 500
New Forecast (b)	6,589	788	738	-22,770
Amount of Change (b-a)	89	38	38	-23,270
Percentage Change	1.4%	5.1%	5.4%	—%
(Reference) Actual results in the Previous Term (Term ended June 2006)	5,938	577	1,325	1,417

(2) Full Term (01.01.2007 – 31.12.2007)

	Sales	Operating Profit	Ordinary Profit	Net Profit
Previous Forecast (a) (February 22, 2007)	¥ millions 13,000	¥ millions 1,230	¥ millions 1,580	¥ millions 1,250
New Forecast (b)	13,000	1,230	950	-20,800
Amount of Change (b-a)	0	0	-630	-22,050
Percentage Change	—%	—%	-39.9%	—%
(Reference) Actual results in the Previous Term (Term ended December 2006)	12,133	1,188	1,867	-3,891

3. Reasons for the Revised Forecast

In regard to the interim consolidated results forecast, interest repayment related losses were recorded of approximately ¥14 billion over initial forecasts. This was largely a result of recent interest repayments and the maximum risk expected in relation to future interest repayment demand taking into account changes in the industry in the loans and credit business. (note: in this interim term ¥7.2 billion was added to the interest repayment reserve and ¥10.5 billion was added to the allowance for bad debt). In addition, the decision to withdraw from the loans and credit business has resulted in goodwill shrinkage of approximately ¥5.9 billion and an appraisal loss of ¥500 million on share warrants. As a result of the above factors deferred tax assets of ¥3.3 billion will be recorded and we expect an increase in income taxes-deferred. The revision has been made in light of these factors.

In regard to the full term consolidated results forecast, in addition to the reasons stated above, as a result of the withdrawal from the loans and credit business GMO LOAN-CREDIT HOLDINGS Inc. and 18 consolidated subsidiaries will be excluded from the consolidation. At the same time consolidated subsidiary GMO Internet Securities will also be excluded from the consolidation after a stock transfer. We expect this to result in decreases in sales of approximately ¥14.5 billion, operating profit of ¥2 billion, ordinary profit of ¥2 billion and net profit of ¥1.2 billion. We expect to record an extraordinary profit of ¥3.5 billion as a result of the sale of stock in a subsidiary, also announced today. The revision has been made in light of these factors.

Due to our withdrawal from the loans and credit business no further interest repayment related losses will be recorded.

In regard to the interim non-consolidated results forecast, a ¥26.3 billion loss on appraisal of stock in a subsidiary (GMO LOAN-CREDIT HOLDINGS Inc.) will be recorded in addition to ¥500 million appraisal loss on share warrants as a result of withdrawal from the loans and credit business. As a result of the above factors deferred tax assets of ¥3.3 billion will be recorded and we expect an increase in income taxes-deferred. The revision has been made in light of these factors.

In regard to the full term non-consolidated results forecast, in addition to the reasons stated above, following a pullout from the loans and credit business we will no longer receive dividends from a subsidiary and this will result in a reduction of approximately ¥600 million. However, we expect to record an extraordinary profit of ¥3 billion as a result of the sale of stock in an affiliated company, also announced today. The revision has been made in light of these factors.

(Reference Materials)

1. Factors contributing to the full term forecast revision from a group perspective

Unit: ¥millions	Initial Forecast	Difference in the Loans and Credit Business in the First Half of the Term (Mainly Interest Repayment Related Expenses)	Impact of the Exclusion from the Consolidation of the Finance Segment in the Latter Half of the Term (In Comparison to Initial Forecast)	Increase in Full Term Forecast in the Infrastructure and Media Segments	New Forecast
Sales	60,000	-1,800	-14,500	2,800	46,500
Operating Profit	7,000	-13,800	-2,000	200	-8,600
Ordinary Profit	6,300	-13,800	-2,000	**200**	-9,300

2. Infrastructure and Media Segment Results Forecast (Excluding Finance Segment)

Unit: ¥millions	Initial Forecast	Increase in Full Term Forecast in the Infrastructure and Media Segments	New Forecast
Sales	30,200	2,800	33,000
Operating Profit	3,500	200	3,700
Ordinary Profit	2,800	200	3,000

4. Revision to Forecast Dividends

It is with much reluctance that we have revised the dividend forecast released on February 22, 2007 in the Non Consolidated Financial Results for the Year Ending February 22 for the reasons stated above.

	Interim Dividend	End of Term Dividend	Full Year Dividend
Year Ending December 2007	¥0.00	¥0.00	¥0.00
Previous Forecast (February 22, 2007)	¥3.00	¥7.00	¥10.00

Note: The above projections are based on information available at the time of release, this includes indeterminable factors. Actual results may vary from the projected figures as a result of changes in business conditions.

August 13, 2007

For Immediate Release

Company Name:	GMO Internet Inc.
	(TSE First Section, Code: 9449)
Address:	26-1 Sakuragaoka-cho Shibuya-ku Tokyo JAPAN
Representative:	Masatoshi Kumagai, CEO and Representative Director
Contact:	Masashi Yasuda, Managing Director
Telephone:	+81 3 5456 2555
URL:	http://www.gmo.jp/en

An Explanation of Today's Series of Disclosures

GMO Internet Inc. has today released disclosure statements concerning the matters listed below. Due to the extensive nature of the disclosures we are providing the following summary explanation.
Please also refer to the Strategy Regarding Pullout of Loans and Credit Business – Presentation Materials. http://ir.gmo.jp/irlibrary/pdf/20070813_en_01.pdf

1. Announcement of a Complete Pullout of Loans and Credit Business, Transfer of Stock in a Subsidiary (Transfer of a Subsidiary) and Change of Subsidiary Name
2. Transfer of GMO Internet Securities Inc. Stock
3. Partial Sale of GMO Hosting & Security Inc.
4. Revision to Results and Dividend Forecast

Complete Pullout of the Loans and Credit Business

1. Announcement of a Complete Pullout of Loans and Credit Business, Transfer of Stock in a Subsidiary (Transfer of a Subsidiary) and Change of Subsidiary Name

The GMO Internet Group is comprised of the Internet Use Support (Infrastructure) segment, Internet Advertising Support (Media) segment and the Internet Finance segment.
The Internet Finance Segment is divided into the Loans and Credit business, the Internet Securities business and the Venture Capital business.
There have recently been dramatic changes in the environment surrounding the Loans and Credit business including interest repayment issues and reforms to moneylending laws. In the current interim period interest repayment related losses were recorded of approximately ¥14 billion over initial forecasts. This was largely a result of recent interest repayments and the maximum risk expected in relation to future interest repayment demand taking into account changes in the industry in the loans and credit business.
The outlook for the credit and consumer finance industry is uncertain and as a result of a strategic decision by GMO Internet Inc. after careful consultation we have decided to completely withdraw from

the loans and credit business by transferring stock of loans and credit holdings company, GMO LOAN-CREDIT HOLDINGS Inc. (GMOLCH) to its executives. This allows us to focus management resources on the Internet Use Support (Infrastructure) and Internet Advertising Support segments.
As a result of the stock transfer subsidiaries in the loans and credit business will be excluded from the consolidation from the latter part of the term. A total of 18 companies will be excluded from the consolidation resulting in a ¥60 billion reduction in consolidated total assets, and an impact of approximately ¥13 billion on operating income. In regard to impact on operating profit and ordinary profit we expect a reduction of around ¥2.15 billion over initial forecasts.
In addition we will record an extraordinary loss of ¥6.4 billion yen (withdrawal costs).

A Strong and Stable Financial Base

2. Transfer of GMO Internet Securities Inc. Stock
3. Partial Sale of GMO Hosting & Security Inc.

The pullout of the loans and credit business will temporarily damage consolidated shareholders' equity however we plan to quickly strengthen our financial base through the sale of stock held in subsidiaries.
We expect to record an extraordinary profit of ¥3.5 billion as a result of these sales. GMO Internet Securities will be excluded from the consolidation in the latter part of the term as a result of the sale. The impact of this will be a reduction in consolidated total assets of ¥22 billion and ¥1.5 billion in operating income in the latter half of the term. The impact on operating profit and ordinary profit will be minor.
In regard to the partial sale of stock held in GMO Hosting & Security Inc, GMO Internet Inc. will retain majority voting rights after the sale so there will be no change to the company's status as a consolidated subsidiary of GMO Internet Inc.
Currently there are no plans at all for any further sale of stock in consolidated subsidiaries.
GMO Internet Inc. will make every effort to improve consolidated shareholders' equity ratio in the 2007 fiscal year including considering the sale of other investments in securities.

Revision to Results and Dividend Forecast

4. Revision to Results and Dividend Forecast

Results have been revised due to additions to the interest repayment reserve in the loans and credit business and losses incurred as a result of the complete withdrawal from the loans and credit industry. We have also reluctantly revised our dividend forecast.

Interim Financial Statement for the Term Ending December 2007

August 14, 2007

Name of Listed Company: **GMO Internet Inc.**

Exchange Listing: Tokyo Stock Exchange, First Section Stock Code: 9449 URL: http://www.gmo.jp/en
Representative: Masatoshi Kumagai, CEO and Representative Director
Contact: Masashi Yasuda, Managing Director Contact Number: +81-3-5456-2555
Semi-Annual Report Release Date: September 27, 2007

(all amounts rounded down to the nearest million yen)

1. Interim Consolidated Results for theTerm Ending December 2007 (01.01.07 – 06.30.07)

(1) Consolidated Operating Results (percentages shown represent the % change over the previous interim term)

	Sales	Operating Profit	Ordinary Profit	Interim Net Profit
	¥millions %	¥ millions %	¥ millions %	¥ millions %
Interim Ended June 2007	30,029 (30.3)	-10,495 (–)	-10,810 (–)	-15,699 (–)
Interim Ended June 2006	23,042 (61.1)	2,009 (79.0)	1,927 (67.0)	193 (-71.0)
Year Ended December 2006	50,842	4,271 –	3,992 –	-12,099 –

	Interim Net Profit per Share	Interim Net Profit per Share (Diluted)
	¥	¥
Interim Ended June 2007	-217.42	–
Interim Ended June 2006	3.12	3.02
Year Ended December 2006	-194.81	–

(Reference) Equity method investment profit/loss - Interim ended June 2007: nil Interim ended June 2006: nil
Year ended December 2006: nil

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Shareholders' Equity Ratio	Shareholder's Equity per Share
	¥ millions	¥ millions	%	¥
Interim Ended June 2007	134,331	7,782	0.5	8.25
Interim Ended June 2006	92,844	24,076	18.6	278.63
Year Ended December 2006	146,279	19,528	7.7	156.79

(Reference) Shareholders' Equity - Interim ended June 2007: ¥652,000,000 Interim ended June 2006: ¥17,276,000,000
Year ended December 2006: ¥11,309,000,000

(3) Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents Closing Balance
	¥ millions	¥ millions	¥ millions	¥ millions
Interim Ended June 2007	7,557	-9,131	-3,820	27,836
Interim Ended June 2006	-353	-423	686	23,931
Year Ended December 2006	4,544	-3,400	7,995	33,180

2. Dividends

	Dividend per Share				
(Date of Record)	End of 1st Quarter	End of Interim	End of 3rd Quarter	End of Term	Full Year
	¥	¥	¥	¥	¥
Year Ended December 2006	-	3.00	-	-	3.00
Interim Ended June 2007	-	-			-
Year Ending December 2007 (forecast)			-	-	

3. Results Forecast for the Term Ending December 2007 (01.01.2007 – 12.31.2007)

(percentages shown represent the % change over the previous interim term)

	Sales	Operating Profit	Ordinary Profit	Net Profit	Current Net Profit per Share
	¥ millions %	¥ millions %	¥ millions %	¥ millions %	¥
Full Year	46,500(-8.5)	-8,600 (–)	-9,300 (–)	-13,000 (–)	-171.83

4. Other

(1) Significant changes in subsidiaries in the current term (transfer of a subsidiary resulting in change in scope of consolidation) Yes (No)

(2) Changes in accounting treatment principles, methods, representation etc. in the interim consolidated financial statement (significant changes to standards in the interim consolidated financial statement)

i) Revisions to accounting standards (Yes) No

ii) Changes other than revisions to accounting standards Yes (No)

(3) Outstanding Shares (Common Shares)

i) Total outstanding shares at the end of term (including treasury stock): Interim ended June 2007: 79,044,008 Interim Ended June 2006: 62,031,378 Year Ended December 2006: 72,128,378

ii) Total treasury stock at the end of term: Interim ended June 2007: 784 Interim ended June 2006: 26,784 Year Ended December 2006: 784

(Reference) Outline of Non-Consolidated Financial Results

1. Non-Consolidated Results for the InterimTerm Ended June 2007 (01.01.07 – 30.06.07)

(1) Non-Consolidated Operating Results

(percentages shown represent the % change over the previous interim term)

	Sales		Operating Profit		Ordinary Profit		Interim Net Profit	
	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%
Interim Ended June 2007	6,589	(11.0)	788	(36.6)	738	(-44.3)	-22,770	(−)
Interim Ended June 2006	5,938	(15.6)	577	(13.8)	1,325	(41.1)	1,417	(55.2)
Year Ended December 2006	12,133		1,188		1,867		-3,891	

	Interim Net Profit per Share
	¥
Interim Ended June 2007	-315.36
Interim Ended June 2006	22.88
Year Ended December 2006	-62.66

(2) Non-Consolidated Financial Condition

	Total Assets	Net Assets	Shareholders' Equity Ratio	Shareholder's Equity per Share
	¥ millions	¥ millions	%	¥
Interim Ended June 2007	38,691	-1,784	-4.6	-22.57
Interim Ended June 2006	49,084	14,910	30.4	240.48
Year Ended December 2006	54,835	16,001	29.2	221.85

(Reference) Shareholders' Equity - Interim ended June 2007: -¥1,784,000,000
Interim ended June 2006: ¥14,910,000,000 Year ended December 2006: ¥16,001,000,000

2. Non-Consolidated Results Forecast for the Term Ending December 2007 (01.01.07 – 12.31.07)

(percentages shown represent the % change over the previous interim term)

	Sales		Operating Profit		Ordinary Profit		Net Profit		Current Net Profit per Share
	¥ millions	%	¥ millions	%	¥ millions	%	¥ millions	%	¥
Full Year	13,000	(7.1)	1,230	(3.5)	950	(-49.1)	-20,800		-274.94

* Note regarding the appropriate use of results forecasts and other items

The above projections are based on information currently available including factors that are largely indeterminable. Actual results may vary from the projected figures as a result of changes in business conditions.

1. Operating Results

(1) Operating Results Analysis

The following information pertains to business performance in the current consolidated interim accounting period (01.01.2007 to 30.06.2007)

General Conditions

During the current consolidated interim accounting term, the Japanese economy exhibited positive signs underpinned by a recovery of capital investment in the corporate sector and rising share prices. In the Internet market, the arena in which the company operates the number of broadband service users reached 30.78 million at the end of March 2007. The Internet is now firmly established and Internet use continues to grow.1

In this environment, domain registration, web hosting, website design and e-commerce support, security and payment processing, the five major businesses in the Internet Use Support (Infrastructure) segment, have continued to perform solidly. At the same time we continue to establish ourselves as the undisputed number one web solutions provider group. In the current interim term we established e-commerce site support company, GMO Solution Partner, Inc in partnership with Sagawa Express Co. Ltd. to further enhance our sales force. We also established web design and catalog company, Global Web Co. Ltd. with the objective of further expanding our product range.

The Internet Advertising Support (Media) segment was ranked sixth in the Nielsen/NetRatings June 2007 monthly survey of user numbers with 22.05 million users. Net media business profitability is accelerating as we utilize our media assets. Also during the interim period, "long tail media" company GMO Marketing, Inc. was formed in partnership with IOIX, Inc. to deliver relevant information to Internet users with varying needs. The Internet Finance segment and in particular the loans and credit business was subject to major changes in industry environment. Already at the end of the previous term in accordance with the JICPA (Japan Institute of Certified Public Accounts) report *Auditing and Handling of Reserves for Excess Interest Repayment Losses in the Consumer Finance Industry, we* reserved an allowance for interest repayments and an allowance for doubtful debt. However, in light of industry trends and recent interest repayments we calculated projections of the maximum risk regarding interest repayment claims and increased the allowance in the current interim term. At a meeting of the Board of Directors on August 13, 2007 it was decided to sell GMO LOAN-CREDIT HOLDINGS Inc. and pull out of the loans and credit industry. As a result we have recorded shrinkage of 5.89 billion yen under extraordinary losses. No further interest repayment related losses will be recorded following the pullout. At the same time it was resolved to sell the company's stake in GMO Internet Securities Inc.

Consolidated financial results in the current interim accounting term were as follows. Sales: 30,029,407,000 yen (30.3% year-on-year increase) Operating Profit: -10,495,639,000 yen (2,009,152,000 yen in the previous corresponding period) Ordinary Profit: -10,810,303,000 yen (1,927,263,000 yen) in the previous corresponding period, and Net Profit: -15,699,005,000 yen (193,030,000 yen in the previous corresponding period).

Segment Report

Internet Use Support (Infrastructure)

Despite set up costs in the security business, the Internet Use Support (Infrastructure) segment recorded sales of 9,418,393,000 yen (17.4% year-on-year increase) and operating profit of 1,294,307,000 yen (1.8% year-over-year increase). In the domain registration business, one of our major business areas, the number of registrations exceeded 6.5 million and grew 26.6 per cent over the same period in the previous year. In the web hosting business the number of customers rose 11.6% year-over-year to over 400,000. There has also been solid profit growth in the website design and e-commerce support and payment processing businesses.

1 Changes in the Number of Broadband Subscibers, Ministry of Public Management, Home Affairs, Posts and Communications

Internet Advertising Support (Media)

The Internet Advertising Support (Media) segment recorded sales of 6,632,683,000 yen (10.2% year-on-year increase) and operating profit of 535,176,000 yen (104.0% year-on-year increase). A partnership with Overture K.K. led to a major improvement in profitability in Internet media and search media.

Internet Finance

The Internet Finance segment recorded sales of 14,162,009,000 yen (54.9% year-on-year increase) and an operating profit of -12,351,260,000 yen (416,051,000 yen in the previous corresponding period). Despite an increase in income following the increase in consumer loans with guarantor as a result of Just Inc. and other companies joining the consolidation, factors including recent interest repayments and a projection of the maximum risk concerning future interest repayment claims, heavily impacted on profits in this segment.

No further interest repayment related losses will occur after the pullout of the loans and credit industry.

Earnings Forecast

In the latter part of the term the group withdrew from the loans and credit business resulting in a major downsizing of the Internet finance segment. This allows us to strengthen our revenue base by focusing management resources on the Internet Use Support and Internet Advertising Support businesses.

The full term earnings forecast for the group is as follows.

Note: The above projections are based on information available at the time of release; this includes factors that are largely indeterminable. Actual results may vary from the projected figures as a result of changes in business conditions.

Consolidated Earnings Forecast (01.01.2007 – 12.31.2007)

	Fiscal Year Ending December 2007	Percentage Increase/Decrease (Year-on-Year)	Fiscal Year Ended December 2006
	¥ millions	%	¥ millions
Sales	46,500	-8.5	50,842
Operating Profit	-8,600	–	4,271
Ordinary Profit	-9,300	–	3,992
Net Profit	-13,000	–	-12,099

Non-Consolidated Earnings Forecast (01.01.2007 – 12.31.2007)

	Fiscal Year Ending December 2007	Percentage Increase/Decrease (Year-on-Year)	Fiscal Year Ended December 2006
	¥ millions	%	¥ millions
Sales	13,000	7.1	12,133
Operating Profit	1,230	3.5	1,188
Ordinary Profit	950	-49.1	1,867
Net Profit	-20,800	–	-3,891

(2) Financial Condition Analysis

Assets, Liabilities and Net Assets

The main changes in assets, liabilities and net assets on 06.30.2007 and 12.31.2007 are as follows.

In current assets, operating loans decreased by 7,181,828,000 yen with the continued recovery of unsecured loans in the loans and credit business. There was also a 6,428,724,000 yen decrease in goodwill under intangible fixed assets. The main cause of this was a shrinkage loss following the complete withdrawal from the loans and credit business. Goodwill balance stands at 14,204,739,000 yen, that figure will be reduced by 10,824,653,000 yen after the withdrawal from the loans and credit industry. This will not impact on profit and loss. Under liabilities, short term debt was 7,029,567,000 yen and current portion of long term debt (including debt to be repaid within a year) was 6,665,390,000 yen, mainly due to recovery of unsecured loans.

Cash Flow

In the current interim accounting term, cash flow from operating activities was up 7,557,221,000 yen while cash flow from investing activities was down 9131,811,000 yen and cash flow from financing activities was down 3,820,865,000 yen. As a result cash and cash equivalents stood at 27,836,714,000 yen at the end of the current interim consolidated accounting term.

The state of each cash flow and the factors contributing to that state in the current interim consolidated accounting term is as follows.

Cash flow from operating activities increased by 7,557,221,000 yen (there was a 353,429,000 yen decrease in the previous corresponding period). While a 17,396,426,000 yen net loss before adjustments for tax was recorded, operating cash flow was boosted by 5,936,053,000 yen in shrinkage, a 6,118,934,000 yen increase in allowance for doubtful debt, a 6,193,600,000 yen increase in interest repayments reserves and a 7,181,828,000 yen decrease in operating loans.

Cash flow from investing activities fell 9,131,811,000 yen (there was a 423,266,000 yen decrease in the previous corresponding period). This was due to the acquisition of investments in securities at 980,562,000 yen and 7,141,386,000 yen in expenditure including costs related to the acquisition of stock in subsidiaries in the previous fiscal year (There was a 423,266,000 yen decrease in the previous corresponding period).

Cash flow from financing activities was down 3,820,865,000 yen. This was predominantly due to expenditure of 28,594,957,000 yen on long and short term loan repayments only partially offset by 14,900,000,000 yen in revenue from the collection of long and short term loans, 4,969,149,000 yen in revenue from the issue of stock and 5,096,842,000 yen from the issue of convertible bonds with equity warrants (There was a 686,139,000 yen decrease in the previous corresponding period).

Cash Flow Indicators

	End of FY 2004	End of FY 2005	End of FY 2006	Interim FY 2007
Shareholders' Equity Ratio (%)	47.9	18.5	7.7	0.5
Market Value of Shareholders' Equity (%)	817.3	388.8	37.8	42.8
No. of Years for Debt Redemption	0.9	—	16.5	10.0
Interest Coverage Ratio	117.7	—	25.1	30.1

Notes: 1. All financial indicators are based on consolidated figures.

Market value of shareholders' equity: The aggregate market value of stock divided by total assets.

No. of years for debt redemption: Interest-bearing liabilities divided by operating cash flow

Interest coverage ratio: Operating cash flow divided by interest payments

2. The aggregate market value of stock is the number of outstanding shares at the end of term minus the number of treasury shares multiplied by the end-of-term stock price.
3. Interest-bearing liabilities include all liabilities on the consolidated balance sheet on which interest is paid.
4. Operating cash flow and interest repayments are the cash flow from operating activities and interest paid figures in the consolidated cash flow statement.

(3) Basic Policy regarding Profit Distribution and Dividends in the Current Term

To further reinforce our commitment to returning profits to shareholders, we have adopted a basic policy that aims to distribute 33% of consolidated net profit through dividend payouts. However, in the current term, regrettably we are not paying a dividend due to financial performance.

(4) Business Risks

i) Competition

The group provides customer-oriented, competitive services. In our Internet Use Support (Infrastructure) segment these are predominantly Internet provider, web hosting and domain services. In our Internet Advertising Support (Media) segment these are predominantly services provided by our media and search media business and our Internet advertising agencies business. We believe our predominance in the industry is a result of our competitive business development. However, there is a possibility of increasing competition from telecommunications companies, electric companies, and existing independent companies. It is also possible that a new group with the same business structure will emerge as a result of business partnerships and mergers. If in the future, competition in gaining new customers intensifies and revenue declines, the necessity of reducing our fees may arise along with an increase in expenses including capital expenditure and advertising. This could potentially have a serious impact on our performance results.

ii) Technological Innovation

The progress of technological innovation in Internet-related technology is rapid and subsequently industry standards and customer needs are constantly changing. As a result, new services new technology, and new products are constantly appearing. If we are slow in taking up these new technologies, we risk the services and equipment we provide becoming obsolete resulting in reduced competitiveness and potentially serious consequences. We believe it is essential to concentrate our efforts on improving the ability of both our systems and our staff as well as to pay adequate attention to developments, trends, and new technology.

iii) Uncollected Debt

The majority of Internet Use Support (Infrastructure) trade accounts receivable is made up of small accounts of less than 10,000 yen a month. These accounts are mostly held by individual users, SOHOs and small and medium business. For customer convenience a wide range of payment methods are made available including bank transfer, payment at a post office or convenience store, and credit card payment. However, if the customer does not actively transfer the money, then there is a delay in the recovery of funds.

Regarding non-collection of receivables, the company has established a reserve for the entire amount of receivables in arrears that are over one year past the point where they are considered uncollectible receivables. We also have a reserve for receivables that are in arrears for less than one year past becoming uncollected receivables. This is calculated based on past bad debt. Receivables over two years past becoming uncollected debt that are not expected to be recovered are written off through the appropriation of bad debt reserves.

The company makes every possible effort to collect receivables by making demands via telephone, post, e-mail etc. However if economic conditions cause an increase in occurrences of bankruptcy or other financial issues there could potentially be an impact on our business performance.

iv) Legal Regulations

The group is subject to the following laws. However, as Internet use continues to grow, there is the possibility that the groups business activities will fall under new regulations as a result of new laws aimed at Internet users and related businesses, clarification of the application of existing laws or voluntary restraints that may be required of the industry.

(a) Telecommunications Business Law

In light of the public nature of the telecommunications business, the Telecommunications Business Law was enacted to ensure the smooth provision of telecommunications services and to protect the interests of users by maintaining proper and reasonable conduct in the industry. The law seeks to ensure smooth growth in telecommunications while at the same time protecting the interests and convenience of the public. As a

designated telecommunications carrier in the Internet industry, the company is subject to laws including those regarding censorship restrictions, the protection of confidential communications, telecommunications equipment and the connection of telecommunications equipment.

(b) Laws Regulating the Adult Entertainment Business

These laws regulate the business hours, locations etc. of adult entertainment and related businesses with the aim of maintaining public morals and a healthy environment as well as preventing acts with the potential to impede the sound development of the country's youth. The laws restrict the entry of minors into such places of business. In addition they seek to ensure fair and reasonable conduct in the adult entertainment business. The law seeks to directly control this industry.

However this law also applies to the server space the company, as an Internet connection service, provides to users. Connection companies have an obligation to manage control of their own servers (effective April 1, 1999). The company has an agreement with registered website construction agencies concerning websites published by customers. The agreement explicitly states that responsibility for web content lies with the author of the site. In addition to this we have made every effort to widely publicize the laws and regulations and to check the contents of websites. We have also independently established our own regulations regarding illegal and harmful information on the Internet. However, there is no guarantee that these measures will be sufficient to prevent the possibility of a user, other related person or governing body lodging a claim or demanding damages in relation to a site published by one of our customers.

(c) Laws Concerning Unauthorized Computer Access

This law was enacted to prevent computer crimes committed via telecommunications lines, to maintain order in telecommunications and to regulate access control. The law also aims to foster the sound development of an advanced information-oriented society. It directly prohibits unauthorized computer access.

Under this law, as a company that controls the operation of computers connected to telecommunications lines, the company is obligated to take measures that safeguard against unauthorized access to computers.

(d) Laws concerning Limitation of Damage Claims against Telecommunications Service Providers and Disclosure of Sender Information

The aim of this law is to ensure the proper transmission of information in specific forms of telecommunication in light of the increasing dissemination of information over the Internet. The law provides the right to demand the disclosure of sender information and limits damages claims against telecommunications service providers. The company is subject to these laws as a telecommunications carrier. The scope of company responsibility is restricted under these laws however the same laws also affect the activities of senders of information. When the company is dealing with issues that fall under this law we are required to make critical judgments which, if not appropriate, could result in us facing claims or damages from users or other related people and organizations.

(e) Specified Commercial Transaction Laws

The Specified Commercial Transaction laws were enacted to protect the interests of the purchaser by ensuring that specific commercial transactions (e.g. door-to-door sales, mail-order sales) are fair and just in order to prevent any damage being incurred by the purchaser and to ensure the smooth and proper distribution of goods and thereby contributing to the sound development of the national economy. The law regulates a number of specific transactions.

One of these regulations imposes restraints on the method of displaying mail-order sales advertisements. This includes electronic advertisements. The company e-mail advertisement business is subject to the above restraints and it is possible that other operations could be affected in the future.

(f) Laws concerning E-Mail Transmission

These laws aim to cultivate a positive environment for e-mail users and were enacted in light of the necessity that has risen to prevent problems associated with commercial businesses sending advertising e-mail in bulk. The law requires the sender's contact details to be contained within the email and prohibits the sending of e-mail to users who have indicated they do not wish to receive it.

This includes electronic advertisements. The company e-mail advertisement business is subject to the above restraints and it is possible that other operations could be affected in the future.

(g) Laws Protecting Personal Information

In an advanced information communications society where the use of personal information is increasing, this law aims to consider the role of personal information and to protect personal rights and interests. Under this law, companies that handle personal information are subject to restrictions regarding the use of personal information and its provision to a third party. They are also under obligation to ensure responsible management, adequate guarantees and reasonable methods of acquisition.

In accordance with these laws, the company is required to establish a procedure for adequately explaining and acquiring user permission when using personal information or passing it on to a third party. It is also required to take steps to ensure the responsible management of such information.

vi) The Possibility of Litigation

The Internet provides an accessible information retrieval and electronic mail system, and an enormous variety of information, in almost every field. The group strives to provide reliable services and systems. We have an uninterruptible power supply system, back up systems etc. that allow us to provide management, maintenance and customer support services 24 hours a day 365 days a year in order to deal with any problems that may arise. However if a problem occurs that can not be dealt with through the group crisis management system, damage may be incurred by users of the group services. Although our service agreement contract contains an exemption clause, this kind of incident has the potential to severely impact on the company and it's business performance. While no such lawsuit or other appeal has been brought against the company to date there is a possibility of such an occurrence in the future.

Internet Finance Segment

On August 14, 2007, the group withdrew from the finance business. The following therefore has only a limited impact on the group.

Loans and Credit Business

vi) Legal Regulations

The laws pertaining to the loans and credit business are the money lending control laws and the capital subscription law. These laws regulate all aspects of the business.

(a) Moneylending Control Law Business Controls

GMO NetCard Inc. and each company operating in the consumer finance industry is required by paragraph 3 of the moneylending control law to obtain a business registration. The same law governs all aspects of the business (restrictions to prevent excessive borrowing, conditions imposed on the advertising of loans, the prohibition of misleading advertising, the provision of documents, receipts and identification, bookkeeping, limitations on collection methods, the return of documents evidencing a claim etc.). Any breach of regulations may result in regulatory or legal action (suspension of all or part of the business or cancellation of business registration etc.).

The group loans and credit business performance could be negatively impacted in the event of legal reforms or new judicial rulings that lead to changes in business regulations that force limitations or changes in the business.

(b) Planned Reforms to Capital Subscription Laws

The maximum interest on loans in the loans and credit business is regulated by capital subscriptions laws. On November 30, 2006 a bill for partial amendments to money lending control laws was passed by the house of representatives that introduced substantive regulations to prevent excess borrowing, reduced the maximum interest rate (29.2%) under the capital subscription law by eliminating the interest rate "gray zone" and abolish the constructive repayment (payment regarded as being valid) requirement under moneylending

law regulation 43. The bill is now being deliberated by the house of councilors.

The maximum interest rate under the capital subscription law applies to interest on all loan products currently offered by GMO NetCard Inc. If maximum interest rates under the capital subscription laws are reduced to a level that is lower than the current interest rate on GMO NetCard Inc. loans or laws to prevent excess borrowing are introduced the group's business performance may be affected.

(c) Increase in Interest Repayment Reserve

In addition to the maximum interest rate regulations, according to paragraph 1 article 1 of the Interest Rate Restriction Law, interest rates on consumer cash loan contracts that exceed the limitations imposed by law are invalid (an amount calculated at an annual interest rate of 20% for a principal of less than 100,000 yen, 18% for a principal of 100,000 yen or more and 15% for a principal of 1,000,000 yen or more). However, paragraph 1 article 2 of the law states that if the borrower has voluntarily paid excess interest they may not seek repayment. Paragraph 43 of the money lending control law states that if the document required by law is delivered when the contract begins, the borrower has voluntarily paid excess interest and it shall be deemed a valid interest payment irrespective of paragraph 1 article 1 of the Interest Rate Restriction Law. The loan interest on loan products (excluding some products) currently offered by GMO NetCard Inc. include interest in excess of the rate allowable under these regulations. In some cases, customers may refuse to pay interest or demand repayment of excess interest they have already paid in which case GMO NetCard Inc. may discharge the loan or repay the excess interest.

Companies operating in the consumer finance industry, including GMO NetCard risk facing multiple law suits demanding excess interest repayment on the grounds that they have not complied with the requirements defined in paragraph 43 of the moneylending control laws. Several such lawsuits have already been filed. On January 13, 2006, the Supreme Court ruled that if a loan contract on a loan that includes excess interest contains an acceleration clause that can be evoked in the event of a late repayment, that clause is invalid. Article 43 of the moneylending control laws that states these payments are voluntary was rejected unless it could be proved that the debtor did not misunderstand that the clause was invalid. As a result of this decision, revisions to the enforcement regulations of the moneylending control law were introduced. As of April 11 2006, the contract date cannot be substituted for the contract number on contract documents specified under Article 18 of the money lending control laws. Further revisions came into effect on July 1, 2006 stating that when a loan contract requires a debtor to pay outstanding principal and interest in the event of a default, lenders are required to state in the contract that such a clause is only valid within the application of the Interest Limitation Law. GMO NetCard Inc. had already made provisions for the moneylending control law regulations enacted on April 11, 2006.

As a result of these circumstances the number of cases of refusal to pay excess interest demand for repayment of excess interest is increasing yearly. In the future, it is possible that there may be large increase in the number of customers refusing to pay or demanding repayment of excess interest and this could impact on the business performance results of the group.

vii) The Japan Institute of Certified Public Accounts Publication

In light of the increasing number of customers demanding repayment of excess interest, we have established a sufficient interest repayment risk reserve (interest repayment fund) based on the October 2006 report, *Auditing and Handling of Reserves for Losses Incurred on Excess Interest Repayments in the Consumer Finance Industry* published by the JICPA.

Customer demands for excess interest repayments may impact on the group's business performance.

viii) Financing

(a) Fund Procurement

The funds required to carry out the regular business activities of GMO NetCard Inc. and to service debt are primarily raised through business activity as well as funds procured from capital markets through the issuing of bonds and asset-backed securities and through bank and non-bank loans. Recently GMO NetCard Inc. has increased indirect financing and has been gradually diversifying its methods of financing however there is no guarantee that the GMO NetCard Inc. lending policy will not change as a result of realignment in the Japanese financial industry or other factors. There is also no guarantee that capital markets can be relied on as a source of fund procurement in the future. As a result of these factors, an increase in interest paid, or decrease in ability to raise funds in the capital market could affect the business performance of the group.

(b) Market Interest Rates

Procurement costs are influenced by changes in the market environment and other factors. However, regardless of changes in market interest rates, the GMO NetCard Inc. maximum loan interest rate is limited to 29.2% by the capital subscription laws.

In order to minimize the risk of interest rate fluctuations, including the cap on interest rates we endeavor to reduce the influence of the fluctuations. However, in the future rising interest rates could influence the business performance of the group.

ix) Allowance for Doubtful Debt

In the current fiscal year, consumer loans formed the majority of GMO NetCard Inc. net assets. The current status of the loans is evaluated and the amount estimated to be required is reserved in an allowance for doubtful debts.

In the future, changes in the economic climate, market environment or social structure, or reforms to the bankruptcy law, specified conciliation law, civic rehabilitation law or the judicial scriveners law, could lead to an increase in individuals seeking legal protection (including GMO NetCard Inc. customers) resulting in a delay in payment plans and an increase in uncollectible debt. In this case, the allowance for doubtful debt may be increased, impacting on the group's business performance.

x) Heavy Debtors

In recent years, as a result of the economic climate in Japan and consumer relief reforms in the legal system, (establishment of the specified conciliation law and the civic rehabilitation law and reforms to the judicial scriveners law), the increasing number of heavy debtors and increasing numbers of individuals seeking protection under personal bankruptcy laws have become social issues.

In response to these issues, in January 1997, the five major consumer finance companies established a consumer finance industry association that provides education and counseling to consumers.

GMO NetCard Inc. judges a customers ability to pay repay debt based on Credit Information Center data and its own credit check system, at the same time it periodically reviews existing loans and revises credit limits. In this way we endeavor to avoid the risk of excess lending, prevent a further increase in heavy debtors, and curb the occurrence of uncollectible debt. We provide for predicted future risk by reserving an allowance for doubtful debts that furnishes expected requirements based on factors including the status of operating loans. However, future economic climate or consolidation of the legal system that causes a sudden deterioration in loan assets or an increase in number of customers required as a result of legal intervention to undertake adjustment of debt or file for personal bankruptcy, could cause an increase in bad debt and thus impact on the business performance of the group.

xi) Business Finance

GMO NetCard Inc. provides secured loans to other companies in the industry. In order to protect the loans, the value of the security is dependant on the credit status of the borrower. Possible future risks that could

impact on the group include legal or economic reforms or borrowers engaging in illegal acts that result in their business affairs being regulated.

xii) Deregulation

Currently, the regulations controlling the consumer finance industry are being strictly enforced after the January 2004 revisions to the moneylending business law and the April 2005 revision to the moneylending business rules of practice. For this reason it is difficult to imagine entry into the business from outside the industry having any major impact on the business performance of the group.

However, in the future if regulation of the industry is relaxed, renewed competitiveness may in the consumer finance industry could impact on the group's business performance.

Internet Securities Business

xiii) Legal regulations

The conduct of the group Internet securities business, operated by GMO Internet Securities Inc, is governed by laws including the Securities and Exchange laws and the relevant stock exchange laws as well as the various regulations and conventions of the Japan Securities Dealers Association and other self-regulatory institutions. The conduct of this business may be influenced by interpretation of, changes to or additions to the relevant laws regulations and conventions.

In particular the Securities and Exchange law and the orders concerning the capital requirement of securities companies seek to maintain a fixed capital-asset ratio in securities companies. If the GMO Internet Securities Inc. capital-assets ratio declines due to an increase in risk-assets (including an increase in credit transactions associated with an increase in loans) or a deterioration of financial condition, the company may be required to change it's business methods or suspend all or part of it's business, furthermore it's securities business registration may be cancelled. For these reasons a decline in the capital-assets ratio could potentially impact the concerned business and the operating results and financial condition of the group.

xiv) About the Business Environment

Consignment fees and spread income on foreign exchange transactions are a major source of income in this business and therefore the business is influenced by the securities and foreign exchange market environments. The securities market is subject to the influences of economic climate, global market trends, political climate and investor sentiment. In a sluggish market, the operating results of this business could potentially be negatively impacted by a decrease in investment will in existing and potential customers accompanied by a drop in trading and trading value. The online securities transaction business is highly competitive and a large number of companies have entered the field including existing securities brokerages. The company's main source of income is brokerage commissions and fees. It is therefore possible that it's operating results and ability to attract customers may be negatively affected if market deregulation and the liberalization of stock brokerage commissions and fees leads to intensified price competition.

In recent years, there has been a rising trend in this business for revenue to come from margin transactions. Because of this any sudden fluctuation in market prices or rise in interest rates that makes it difficult to collect securities transaction loans from customers, could adversely affect the operating results of this business. Foreign exchange transactions are subject to the same risks as margin transactions.

xv) System Failure

GMO Internet Securities is always strengthening its system through such measures as improving and reinforcing hardware and strengthening the system application management structure to provide for increased trading activity in the securities market. System failure as a result of increased system load could result in decreased confidence in the company or the group as a whole. This may negatively impact on the company or group operating results and furthermore result in disciplinary action by regulatory authorities.

(Reference)

Table: Quarterly Change by Segment

I Sales by Segment

(unit: ¥millions)

		2006 2Q	2006 3Q	2006 4Q	2007 1Q	2007 2Q
Internet Use Support (Infrastructure)						
	Provider (ISP)	595	560	536	521	488
	Domain registration	502	497	437	541	555
	Web hosting	1,956	1,984	2,043	2,049	2,097
	Web development & E-commerce solutions	343	562	638	733	688
	Security	101	147	216	288	239
	Credit card payment processing	404	423	450	497	479
	Other	95	190	145	132	105
	Segment Sales Total	3,998	4,366	4,467	4,764	4,653
Internet Advertising Support (Media)						
	Internet media & search media	1,324	1,336	1,521	1,694	1,662
	Internet advertising agency	1,388	1,438	1,764	1,583	1,365
	Other	294	330	331	279	283
	Total	3,008	3,106	3,617	3,557	3,311
	Adjustment for internal transactions	(232)	(219)	(229)	(131)	(105)
	Segment Sales Total	2,775	2,886	3,387	3,426	3,206
Internet Finance						
	Loans and credit	4,631	5,674	7,077	6,707	6,735
	Internet securities	2	66	132	246	469
	Other	-	-	10	4	0
	Segment Sales Total	4,633	5,741	7,220	6,957	7,204
Adjustment for internal transactions		(78)	(97)	(174)	(88)	(94)
Consolidated Sales		11,329	12,897	14,901	15,059	14,970

II Operating Profit by Segment

(¥millions)

	2006 2Q	2006 3Q	2006 4Q	2007 1Q	2007 2Q
Internet Use Support (Infrastructure)	609	748	671	793	500
Internet Advertising Support (Media)	57	74	200	314	220
Internet Finance	341	-335	796	815	-13,166
Sub total	1,007	487	1,668	1,923	-12,445
Adjustment for internal transactions	20	50	56	19	6
Consolidated Operating Profit	1,028	537	1,724	1,943	-12,438

Loans and Credit Business Indicators

(Unit: ¥millions)

Item \ Term	End of the Previous Consolidated Accounting Term (06.30.2006)	End of the Current Consolidated Accounting Term (06.30.2007)	End of the Previous Consolidated Fiscal Year (12.31.2006)
Operating Loans Outstanding	80,498	103,656	117,167
Unsecured loans without guarantor	75,786	70,587	81,645
Unsecured loans with guarantor Secured loans	4,712	33,069	35,523
Number of Accounts	176,497	245,221	270,702
Unsecured loans without guarantor	176,313	176,245	197,229
Unsecured loans with guarantor Secured loans	184	68,976	73,473
Bad debt expenses	3,436	10,020	5,886
Allowance for doubtful debts	-6,100	-18,252	-12,273

(Notes) 1.Operating Loans/ Number of Accounts includes loans outstanding that were off-balance sheet due to asset securitization (End of the current interim consolidated accounting term: ¥47,049,000,000, End of the previous interim consolidated accounting term: ¥52,954,000,000, End of the previous consolidated accounting term: ¥53,379, 000,000.

2. Bad debt expenses are the aggregate of bad debt losses (bad-debt write-offs) and the allowance for doubtful debts.

Changes in Operating Results and Financial Condition by Quarter (Consolidated)

(Unit: ¥millions)

	2006 2Q	2006 3Q	2006 4Q	2007 1Q	2007 2Q
Operating Revenue	11,329	12,897	14,901	15,059	14,970
Operating Profit	1,028	537	1,724	1,943	-12,438
Ordinary Profit	918	475	1,589	1,784	-12,595
Net Profit	159	340	-12,633	245	-15,944
Total Assets	92,844	145,651	146,279	139,498	134,331
Shareholders' Equity	17,276	16,376	11,309	11,569	652

Changes in Operating Results and Financial Condition by Quarter (Non-Consolidated)

(Unit: ¥millions)

	2006 2Q	2006 3Q	2006 4Q	2007 1Q	2007 2Q
Operating Revenue	2,969	3,048	3,146	3,358	3,230
Operating Profit	303	303	307	457	330
Ordinary Profit	831	280	261	552	186
Net Profit	830	448	-5,757	408	-23,179
Total Assets	49,084	51,231	54,835	54,046	38,691
Shareholders' Equity	14,910	14,109	16,001	16,406	-1,784

2. The Corporate Group

GMO Internet Inc, (hereafter "the company") is a corporate group consisting of the company and 50 consolidated subsidiaries. Under the corporate slogan *Internet for Everyone,* the group operates in three segments, Internet Use Support (Internet Infrastructure), Internet Advertising Support (Internet Media) and Internet Finance.

The following table shows the business areas included in each segment and the group companies operating in each business area.

Business Segment	Main Operations		Main Companies
Internet Use Support (Infrastructure)	Domain Registration	Domain registration service Internet number service	the company INTERNET Number Corporation paperboy&co.
	Web Hosting	Rental server service (web hosting service)	the company GMO Hosting & Security Inc. paperboy&co. Hosting & Security,INC @YMC Corporation Mighty Server Inc.
	Website Design & E-Commerce Support	Web site design, Operation support services, System consulting, Online shop construction support – construction and ASP services	the company Grandsphere Co. Ltd. GSS Inc. (formerly GMO Blog Inc.) Global Web Co. Ltd. paperboy&co. MakeShop Inc. GMO Solution Partner Inc.
	Security	Information security for the Internet. Authentication services for businesses and individuals.	GlobalSign K.K. (formerly GeoTrust Japan Inc.) GlobalSign Ltd. GlobalSign NV
	Credit Card Payment Processing	Credit card billing service	GMO Payment Gateway Inc. Epsilon Inc.
	Provider (ISP)	Internet access provider	the company
Internet Advertising Support (Media)	Internet Media & Search Related Business	Internet media development and operation – blogs, Internet communities etc. Contextual advertising, JWord (Japanese keyword search) operation and sales, SEO and listing advertising	the company Magclick Inc. GMO Media Holdings Inc. Tea Cup Communication Ltd. GMO Media Inc. GMO Ad Networks Inc. JWord Inc. BOM Inc. GMO Marketing Inc.
	Internet Advertising Sales	Advertising sales, mainly Internet advertising media and recruitment advertisements	Magclick Inc. GMO San Planning Inc.
	Other	Online games – design and operation, Internet research systems and management of an Internet research panel	NETCLUE Co. Ltd. (Korea) GMO Games Inc. GMO Research Inc.

Internet Finance	Loans and Credit	Loans and credit	GMO NetCard Inc. GMO LOAN-CREDIT HOLDINDS Inc. MIKI-SHOJI Co. Ltd. Jaxon Finance Inc. Limited Liability Chukan Hojin ASA Holdings 4 ASA5 Merger Corporation Just Inc. Like Card Ltd. Sanyo Credit Ltd. East Japan Credit Ltd. Sunlife Ltd. Sanai Credit Ltd. Million Ltd. Alto Ltd. Japan Ltd. JC Ltd. Save Ltd. N Corporation Inc.
	Internet Securities	Internet securities	GMO Internet Securities Inc.
	Other	Venture capital	GMO Venture Partners Inc. GMO Venture Partners Investment Limited Partnership Blog Business Fund Investment Limited Partnership

List of Consolidated Subsidiaries

Company Name	Percentage of voting rights or equity share held	Category	Business Description
GMO Games Inc.	100.0%	Consolidated Subsidiary	Online Games - marketing and operation
GMO Media Holdings Inc.	100.0%	Consolidated Subsidiary	Total strategy design for the media industry
GMO Venture Partners Inc.	100.0%	Consolidated Subsidiary	Venture capital
BOM, Inc.	100.0%	Consolidated Subsidiary	Listing advertising
GMO Internet Securities Inc.	100.0% (4.0%)	Consolidated Subsidiary	Internet securities
Grandsphere Co. Ltd.	92.5%	Consolidated Subsidiary	System consulting
GMO LOAN-CREDIT HOLDINGS Inc.	91.1%	Consolidated Subsidiary	Loans and credit
GMO Research Inc.	78.2%	Consolidated Subsidiary	Research business
GMO Solution Partner Inc. (2*)	76.0%	Consolidated Subsidiary	E-commerce site development support
GMO Hosting & Security Inc.	62.9%	Consolidated Subsidiary	Web hosting
JWord Inc.	62.7%	Consolidated Subsidiary	JWord (Japanese keyword search tool)
paperboy&co.	59.6%	Consolidated Subsidiary	Web hosting for individuals
MakeShop Inc.	58.7%	Consolidated Subsidiary	Online shop construction ASP
GMO Payment Gateway Inc.	52.3%	Consolidated Subsidiary	Provision and operation of credit card payment processing online network
Tea Cup Communication Ltd.	51.0%	Consolidated Subsidiary	Internet community
GMO Marketing Inc. (2*)	51.0%	Consolidated Subsidiary	Media creation management and sales
Magclick Inc.	43.0%	Consolidated Subsidiary	Internet advertising sales
NETCLUE Co. Ltd. (Korea)	100.0% (100.0%)	Consolidated Subsidiary	Online games - marketing and operation
@YMC Corporation	100% (100.0%)	Consolidated Subsidiary	Web hosting
Epsilon Inc.	100% (100.0%)	Consolidated Subsidiary	Provision and operation of credit card payment processing online network
Mighty Server Inc.	100% (100.0%)	Consolidated Subsidiary	Web hosting
GMO Ad Networks Inc.	100.0% (100.0%)	Consolidated Subsidiary	RSS/ Atom feed management system provision and community media construction support
GSS Inc. (formerly GMO Blog Inc.) (1*)	100% (100.0%)	Consolidated Subsidiary	Blog system administration and management
GlobalSign K.K. (formerly GeoTrust Japan Inc. (1*)	88.2% (88.2%)	Consolidated Subsidiary	Information security for the Internet. Authentication services for businesses and individuals.
GlobalSign Ltd.(UK)	100% (100.0%)	Consolidated Subsidiary	Information security for the Internet. Authentication services for businesses and individuals.
GlobalSign NV (Belgium)	100% (100.0%)	Consolidated Subsidiary	Information security for the Internet. Authentication services for businesses and individuals.

Company Name	Percentage of voting rights or equity share held	Category	Business Description
Global Web Co. Ltd. (2*)	70.0% (70.0%)	Consolidated Subsidiary	Web design, electronic catalog design and translation services
GMO Media Inc.	81.7% (81.7%)	Consolidated Subsidiary	Development, provision and management of mail media, desktop wallpaper, information and advertising distribution system
GMO San Planning Inc.	90.0% (90.0%)	Consolidated Subsidiary	Advertising agency
Hosting & Security,INC	51.2% (51.2%)	Consolidated Subsidiary	Web hosting
INTERNET Number Corporation	69.6% (69.6%)	Consolidated Subsidiary	Internet number service
GMO NetCard Inc.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
MIKI-SHOJI Co Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Jaxon Finance Inc.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Like Card Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Sanyo Credit Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
East Japan Credit Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Sunlife Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Sanai Credit Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Million Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Alto Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Japan Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
JC Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Save Ltd.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
N Corporation Inc.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Just Inc.	100% (100.0%)	Consolidated Subsidiary	Loans and credit
Limited Liability Chukan Hojin ASA Holdings 4	100% (100.0%)	Consolidated Subsidiary	Loans and credit
ASA5 Merger Corporation	100% (100.0%)	Consolidated Subsidiary	Loans and credit
GMO Venture Partners Investment Limited Partnership	31.7% (31.7%)	Consolidated Subsidiary	Venture capital
Blog Business Fund Investment Limited Partnership	9.9% (9.9%)	Consolidated Subsidiary	Venture capital

1. GMO Blog changed its name to GSS Corporation on February 5, 2007 and GeoTrust Japan Inc. changed its name to GlobalSign K.K. on May 30, 2007.
2. Global Web Co. Ltd. was established on March 1, 2007, GMO LOAN-CREDIT HOLDINGS, Inc. was established on February 6, 2007, Solution Partner Inc. was established on March 1, 2007 and GMO Marketing was established on June 1, 2007.
3. In the column "Percentage of voting rights or equity share held" figures in parentheses denote indirect ownership.

3. Management Policy

(1) Basic Management Policy

Under the corporate slogan "Internet for Everyone" with a strong entrepreneurial ideology, the group's management resources are focused on the provision of Internet infrastructure and service infrastructure. The organic combination of our Internet Use Support (infrastructure), Internet Advertising Support (media) and Internet finance business segments allows us to continue building a group in which each of the three areas work in synergy, striving to be an enterprise that makes a contribution to society and its people by fostering Internet culture and developing the industry.

Management Philosophy - Our staff are committed to the following principles.

Our Fundamental Principle: Internet for Everyone

1) Our Dream

To be overwhelmingly No.1 in the Internet industry (to have the No.1 market share or to be the sole player in the market).

2) Our Vision

Throughout the ongoing digital information revolution we will continue to focus our management resources on providing Internet services that inspire enthusiasm in our customers and make them smile. This will result in substantial profits.

3) Our Philosophy

We believe in creating an Internet culture and industry that inspires enthusiasm in our customers and makes them smile.

(2) Management Objectives

The group considers the ratio of sales to ordinary profit to be a gauge of profitability and an important management indicator. Currently, we have not announced or established any short term objectives however we are continuously aiming for further improvement.

(3) Mid to Long Term Business Strategy

The group offers a wide range of services including internet access, domain registration, web hosting, website construction, security, e-commerce support, online payment processing and Internet advertising under the marketing slogan "The Internet Department to Japan". We are the only integrated business group that provides in one place, the comprehensive range of Internet services required by corporate clients to attract more customers through the Internet. Furthermore we boast a powerful sales structure and 560,000 corporate clients, predominantly in our web hosting and domain acquisition businesses. In the Internet media business we have over 22 million customers, mostly in our blog and search media businesses. We are ranked number 6 by Nielson/NetRatings (June, 2007).

In 2005 we entered the loans and credit business, since that time the credit and consumer finance industry has been subject to interest repayment issues and other drastic changes. In response to changes in the industry environment we pursued various strategies including a loan portfolio revision. However the outlook for the credit and consumer finance industry is uncertain and because of this we have completely pulled out of the loans and credit industry through a transfer of all stock held in GMO LOAN-CREDIT HOLDINGS Inc.

In May 2005 we launched an Internet Securities business. The business has performed solidly and at the closing of July 2007 it had achieved a profit. However the withdrawal from the loans and credit business has temporarily damaged the company's shareholders' equity and in consideration of financial balance we have transferred all stock held by the company in GMO Internet Securities Inc.

This major reduction of the Internet Finance segment allows us to focus management resources on the Internet Use Support (Infrastructure) and Internet Advertising Support (Media) business.

4. Company Challenges

i) Fostering Group Synergy

The company group has greatly expanded its business operations through an M&A strategy and the resulting acquisition of management resources. We believe that one of the most significant issues facing our company henceforth will be how to efficiently use those management resources.

We will continue to strive to improve group management efficiency and take full advantage of our management resources while cultivating synergy between business segments.

ii) Strengthening our Selling Power through the Diversification of Sales Channels.

The group's marketing is conducted with a focus on "pull-type" marketing (a method of attracting customers executed primarily through the Internet) and we benefit from the extensive knowledge we have accumulated in this area. We plan to continue using "pull-type" marketing as our primary marketing method while embarking on initiatives that include expanding facilities and staff at our call centers and further strengthening our sales system targeting corporate customers.

iii) Improving Customer Satisfaction.

Given that competition in the Internet sector will increase in the future, we believe it is imperative to address the issue of continually improving customer satisfaction in order to encourage customers to continue using our services. Throughout the entire group we strive to improve customer satisfaction by improving the quality of services, strengthening customer support structures and promoting communication with customers. We aim to inspire enthusiasm in our customers and to make them smile.

4. Consolidated Interim Financial Statement

(1) Consolidated Interim Balance Sheet

	End of the Previous Consolidated Interim Accounting Term (06.30.2006)		End of the Current Consolidated Interim Accounting Term (06.30.2007)		Previous Fiscal Year Balance Sheet Extract (12.31.2006)	
Category	Amount (¥thousands)	Composition (%)	Amount (¥thousands)	Composition (%)	Amount (¥thousands)	Composition (%)
(Assets)						
I Current Assets						
1. Cash and deposits	24,071,370		27,976,714		32,940,455	
2. Notes and accounts receivable	2,889,226		3,515,790		3,434,809	
3. Inventory assets	50,055		46,332		31,719	
4. Deferred tax asset	2,080,624		2,721,699		2,121,263	
5. Short term loans	35,295		176,508		—	
6. Operating loans	27,544,675		56,606,513		63,788,341	
7 Securities business deposit	—		10,802,000		5,352,000	
8 Securities business margin transaction assets	—		5,691,133		5,452,598	
9 Securities business short term guarantee deposit	—		4,421,557		1,050,708	
10. Other	6,309,307		6,071,350		4,813,894	
Allowance for doubtful debt	-6,375,101		-18,673,976		-12,573,992	
Total Current Assets	56,605,453	61.0	99,355,623	74.0	106,411,798	72.8
II Fixed Assets						
1 Tangible fixed assets						
(1) Buildings and structures	288,147		338,873		338,674	
(2) Tools and equipment	550,409		735,778		666,640	
(3) Other	59,396		37,261		46,796	
Total tangible fixed assets	897,954	1.0	1,111,913	0.8	1,052,111	0.7
2 Intangible fixed assets						
(1) Goodwill	497,807		—		—	
(2) Goodwill (new)	—		14,204,739		20,633,464	
(3) Software	2,683,090		3,548,334		3,523,557	
(4) Consolidated adjustments account	16,376,076		—		—	
(5) Other	342,068		298,478		329,658	
Total intangible fixed assets	19,899,043	21.4	18,051,553	13.4	24,486,679	16.7
3. Investments and other assets						
(1) Investments in securities	8,635,227		6,587,613		6,725,254	
(2) Security deposit	894,690		1,003,261		973,318	
(3) Deferred tax asset	503,157		2,033,233		264,656	
(4) Other	5,424,990		6,216,768		6,389,002	
Allowance for doubtful debts	-15,668		-28,693		-23,678	
Total investments and other assets	15,442,396	16.6	15,812,183	11.8	14,328,553	9.8
Total Fixed Assets	36,239,394	39.0	34,975,649	26.0	39,867,344	27.2
Total Assets	92,844,847	100.0	134,331,273	100.0	146,279,143	100.0

Category	End of the Previous Consolidated Interim Accounting Term (06.30.2006) Amount (¥thousands)	Composition (%)	End of the Current Consolidated Interim Accounting Term (06.30.2007) Amount (¥thousands)	Composition (%)	Previous Fiscal Year Balance Sheet Extract (12.31.2006) Amount (¥thousands)	Composition (%)
(Liabilities)						
I Current Liabilities						
1. Notes and accounts payable	855,510		752,722		773,204	
2. Short term debt	30,037,308		48,597,200		55,626,767	
3. Current portion of long term debt	9,900,982		8,367,680		12,235,030	
4. Bonds to be redeemed within a year	150,000		2,125,000		2,150,000	
5. Accrued amount payable	2,116,945		6,520,536		10,855,512	
6. Accrued corporate taxes etc.	1,017,300		1,788,564		2,026,373	
7. Allowance for bonuses	132,377		159,837		119,953	
8. Allowance for bonuses to directors	—		19,000		37,700	
9. Advanced payments received	1,736,563		2,011,353		1,833,868	
10. Margin transaction assets in securities business	—		5,691,133		5,452,598	
11. Securities business – deposit received	—		11,245,866		4,159,893	
12. Interest repayment reserve	1,107,600		7,521,600		4,295,000	
13. Other	3,911,836		7,508,842		5,770,580	
Total Current Liabilities	50,966,424	54.9	102,309,337	76.2	105,336,483	72.0
II Fixed Liabilities						
1. Bonds	4,075,000		3,050,000		3,000,000	
2. Unsecured convertible bonds with share warrants	—		5,000,000		—	
3. Long term debt	11,571,868		8,328,284		11,126,324	
4. Long term accrued amount payable	638,271		1,664,980		4,059,156	
5. Deferred tax liability	1,191,289		—		31,143	
6. Allowance for director retirement benefits	56,400		140,800		128,200	
7. Allowance for retirement benefits for employees	198,242		184,449		199,849	
8. Interest repayment reserve	—		5,757,000		2,790,000	
9. Other	70,561		85,004		63,598	
Total Fixed Liabilities	17,801,632	19.2	24,210,518	18.0	21,398,272	14.7
III Special Law Reserve Fund						
Securities transaction liability reserve	208		29,368		16,152	
Special Law Reserve Fund Total	208	0.0	29,368	0.0	16,152	0.0
Total Liabilities	68,768,266	74.1	126,549,224	94.2	126,750,907	86.7
(Net Assets)						
I Shareholders' Equity						
1. Capital Stock	3,311,130	3.6	9,651,757	7.2	7,148,299	4.9
2. Capital Surplus	5,358,992	5.8	11,311,678	8.4	9,188,342	6.2
3. Earned surplus	7,501,438	8.0	-20,304,028	-15.1	-5,006,591	-3.4
4. Treasury stock	-7,108	-0.0	-208	-0.0	-208	-0.0
Total Shareholders' Equity	16,164,452	17.4	659,199	0.5	11,329,842	7.7
II Gaps in Appraisals, Conversions, etc.						
Other gaps in appraisal of securities Appraisals of Securities	1,117,322	1.2	16,521	0.0	4,559	0.0
2. Hedging profit/loss carried forward	8,111	0.0	12,109	0.0	13,351	0.0
3. Foreign currency translation adjustment account	-12,966	0.0	-35,142	-0.0	-38,432	0.0
Gaps in Appraisals, Conversions, etc Total	1,112,468	1.2	-6,511	-0.0	-20,522	0.0
III Equity Warrants	34,398	0.0	33,647	0.0	33,647	0.0
IV Minority Equity	6,765,262	7.3	7,095,712	5.3	8,185,267	5.6
Total Net Assets	24,076,581	25.9	7,782,048	5.8	19,528,235	13.3
Liabilities Net Assets Total	92,844,847	100.0	134,331,273	100.0	146,279,143	100.0

(2) Consolidated Interim Profit and Loss Statement

Category	Previous Consolidated Interim Accounting Term (January 1, 2006 to June 30, 2006) Amount (¥thousands)		Percentage (%)	Current Consolidated Interim Accounting Term (January 1, 2007 to June 30, 2007) Amount (¥thousands)		Percentage (%)	Previous Fiscal Year Profit and Loss Statement Extract (January 1, 2006 to December 31, 2006) Amount (¥thousands)		Percentage (%)
I Operating Revenue		23,042,961	100.0		30,029,407	100.0		50,842,428	100.0
II Business Expenses		6,674,202	28.9		7,817,874	26.1		13,594,374	26.7
III Sales and General Administrative Expenses		14,359,606	62.3		32,707,172	108.9		32,976,439	64.9
Operating Profit		2,009,152	8.7		-10,495,639	-35.0		4,271,614	8.4
IV Non Operating Revenue									
1. Interest and dividends received	2,956			22,961			12,762		
2. Commissions received	34,072			2,120			43,867		
3. Bad debt recovered	321			287			421		
4. Profit on investment partnership	23,973			37,914			127,822		
5. Profit on currency exchange	—			27,851			77,863		
6. Other	46,464	107,789	0.5	77,118	168,252	0.6	62,608	325,345	0.7
V Non Operating Expenses									
1. Interest paid	58,061			282,476			267,921		
2. Stock issuance costs	2,058			—			—		
3. Stock delivery expenses	—			39,650			38,032		
4. Bond issuance costs	—			3,157			10,000		
5. Foreign exchange loss	1,516			—			—		
6. Commissions paid	109,630			101,740			226,150		
7. Other	18,411	189,678	0.8	55,891	482,916	1.6	62,718	604,823	1.2
Ordinary Profit		1,927,263	8.4		-10,810,303	-36.0		3,992,136	7.9
VI Extraordinary Profit									
1. Gain on previous term profit and loss adjustment	14,069			—			25,156		
2. Gain on sale of fixed assets	—			—			183		
3. Gain on sale of investments in securities	822,756			42,903			2,159,445		
4. Gain on sale of shares in affiliated companies	342,045			—			343,987		
5. Gain on change in equity investees	303,525			1,227			544,874		
6. Gain on transfer of business	6,185			—			6,185		
7. Gain on reversal of allowance for doubtful debts	20,820			1,998			20,499		
8. Other	—	1,509,401	6.6	—	46,128	0.2	10,648	3,110,980	6.1
VII Extraordinary Loss									
1. Loss on previous term profit and loss adjustment	41,987			—			—		
2. Loss on sale of fixed assets	—			—			58		
3. Loss on retirement of fixed assets	48,604			41,102			62,767		
4. Loss on evaluation of investments in securities	547,702			599,943			34,530		
5. Loss on sale of investments in securities	7			—			499,628		
6. Loss on evaluation of affiliated company stock	25,000			29,999			37,448		
7. Loss on sale of stock in affiliated company	1,100			—			1,100		
8. Shrinkage	78,347			5,936,053			4,751,331		
9. Loss on change in equity investees	9,351			6,273			315,011		
10. Penalty for breaking a lease	10,618			—			255,671		
11. Business liquidation loss	1,993			—			55,776		
12. Increase in interest repayment reserve	1,050,6 80			—			8,217,49 7		
13. One-time depreciation of advance payment	278,929			—			278,929		
14. Loss on amortization of accrued interest	—			—			1,442,741		
15. Increase in securities transaction liability reserve	208			13,216					
16. Other	11,818	2,106,350	9.2	5,662	6,632,252	22.1	65,007	16,017,501	31.5
Interim Net Profit/Loss Before Adjustments for Tax etc.		1,330,314	5.8		-17,396,426	-57.9		-8,914,384	-17.5
Corporate, Municipal and Enterprise Taxes	882,655			1,584,193			2,089,813		
Adjustment for Corporate Tax etc.	6,649	889,305	3.9	-2,375,115	-790,921	-2.6	512,475	2,602,289	5.1
Minority Equity Profit/Loss		247,978	1.1		-906,498	-3.0		583,102	1.2
Interim Net Profit/Loss		193,030	0.8		-15,699,005	-52.3		-12,099,776	-23.8

(3) Statement of Changes in Consolidated Shareholders' Equity in the Interim Term

The previous interim consolidated accounting term (01.01.2006 – 06.30.2006)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Earned Surplus	Treasury Stock	Total Shareholders' Equity
Balance on 12.31.2005 (¥thousands)	3,311,130	5,353,357	7,617,791	-23,980	16,258,297
Amount of change during the consolidated interim accounting term					
Profit distribution dividends			-185,821		-185,821
Profit distribution through staff bonuses			-55,719		-55,719
Interim net profit			193,030		193,030
Decrease in earned surplus due to merger			-3,533		-3,533
Decrease in earned surplus due to increase in consolidated subsidiaries			-64,307		-64,307
Disposal of treasury stock		5,634		16,872	22,507
Change in items other than shareholders' equity in the interim consolidated accounting term (net amount)					
Total amount of change in this consolidated interim accounting term (¥thousands)	–	5,634	-116,352	16,872	-93,844
Balance on 06.30.2006 (¥thousands)	3,311,130	5,358,992	7,501,438	-7,108	16,164,452

	Gaps in Appraisals, Conversions, etc				Equity Warrants	Minority Equity	Total Net Assets
	Other Other Gaps in Appraisals of Securities	Hedging Profit/Loss Carried Forward	Currency Exchange Adjustment Account	Total Gap in Appraisals, Conversions etc.			
Balance on 12.31.2005 (¥thousands)	28,214	38,259	-3,621	62,853	–	4,684,079	21,005,230
Amount of change during the consolidated interim accounting term							
Profit distribution dividends							-185,821
Profit distribution through staff bonuses							-55,719
Interim net profit							193,030
Decrease in earned surplus due to merger							-3,533
Decrease in earned surplus due to increase in consolidated subsidiaries							-64,307
Disposal of treasury stock							22,507
Change in items other than shareholders' equity in the interim consolidated accounting term (net amount)	1,089,108	-30,148	-9,344	1,049,614	34,398	2,081,183	3,165,196
Total amount of change in this consolidated interim accounting term (¥thousands)	1,089,108	-30,148	-9,344	1,049,614	34,398	2,081,183	3,071,351
Balance on 06.30.2006 (¥thousands)	1,117,322	8,111	-12,966	1,112,468	34,398	6,765,262	24,076,581

The current interim consolidated accounting term (01.01.2007 – 06.30.2007)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Earned Surplus	Treasury Stock	Total Shareholders' Equity
Balance on 31.12.06 (¥thousands)	7,148,299	9,188,342	-5,006,591	-208	11,329,842
Amount of change during the consolidated interim accounting term					
Issue of new stock	2,503,458	2,496,542			5,000,000
Transfer from capital surplus to earned surplus		-373,206	373,206		–
Interim net loss			-15,699,005		-15,699,005
Decrease in earned surplus due to increase in consolidated subsidiaries			28,362		28,362
Change in items other than shareholders' equity in the interim consolidated accounting term (net amount)					
Total amount of change in this consolidated interim accounting term (¥thousands)	2,503,458	2,123,336	-15,297,437	–	-10,670,642
Balance on 06.30.2007 (¥thousands)	9,651,757	11,311,678	-20,304,028	-208	659,199

	Gaps in Appraisals, Conversions, etc				Equity Warrants	Minority Equity	Total Net Assets
	Other Other Gaps in Appraisals of Securities	Hedging Profit/Loss Carried Forward	Currency Exchange Adjustment Account	Total gap in appraisals, conversions etc.			
Balance on 31.12.06 (¥thousands)	4,559	13,351	-38,432	-20,522	33,647	8,185,267	19,528,235
Amount of change during the consolidated interim accounting term							
Issue of new stock							5,000,000
Transfer from capital surplus to earned surplus							–
Interim net loss							-15,699,005
Decrease in earned surplus due to increase in consolidated subsidiaries							28,362
Change in items other than shareholders' equity in the interim consolidated accounting term (net amount)	11,962	-1,241	3,290	14,010	—	-1,089,555	-1,075,544
Total amount of change in this consolidated interim accounting term (¥thousands)	11,962	-1,241	3,290	14,010	—	-1,089,555	-11,746,187
Balance on 06.30.2007 (¥thousands)	16,521	12,109	-35,142	-6,511	33,647	7,095,712	7,782,048

The previous consolidated fiscal year (January 1 2006 to December 31, 2006)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Earned Surplus	Treasury Stock	Total Shareholders' Equity
Balance on 12.31.2005 (¥thousands)	3,311,130	5,353,357	7,617,791	-23,980	16,258,297
Amount of change in this consolidated fiscal year					
New stock issued (¥thousands)	3,837,169	3,827,072			7,664,241
Earned surplus dividends (¥thousands)			-371,835		-371,835
Profit distribution through director bonuses (¥thousands)			-55,719		-55,719
Net loss (¥thousands)			-12,099,776		-12,099,776
Decrease in earned surplus due to merger (¥thousands)			1,955		1,955
Decrease in earned surplus due to increase in consolidated subsidiaries (¥thousands)			-99,005		-99,005
Disposal of treasury stock (¥thousands)		7,912		23,772	31,685
Total amount of change in the fiscal term in items other than shareholders' equity					
Total amount of change in this consolidated fiscal year (¥thousands)	3,837,169	3,834,984	-12,624,382	23,772	-4,928,455
Balance on 31.12.06 (¥thousands)	7,148,299	9,188,342	-5,006,591	-208	11,329,842

	Gaps in Appraisals, Conversions, etc				Equity Warrants	Minority Equity	Total Net Assets
	Other Other Gaps in Appraisals of Securities	Hedging Profit/Loss Carried Forward	Currency Exchange Adjustment Account	Total gap in appraisals, conversions etc.			
Balance on 12.31.2005 (¥thousands)	28,214	38,259	-3,621	62,853	–	4,684,079	21,005,230
Amount of change in this consolidated fiscal year							
New stock issued (¥thousands)							7,664,241
Earned surplus dividends (¥thousands)							-371,835
Profit distribution through director bonuses (¥thousands)							-55,719
Net loss (¥thousands)							-12,099,776
Decrease in earned surplus due to merger (¥thousands)							1,955
Decrease in earned surplus due to increase in consolidated subsidiaries (¥thousands)							-99,005
Disposal of treasury stock (¥thousands)							31,685
Total amount of change in the fiscal term in items other than shareholders' equity	-23,655	-24,908	-34,811	-83,375	33,647	3,501,188	3,451,461
Total amount of change in this consolidated fiscal year (¥thousands)	-23,655	-24,908	-34,811	-83,375	33,647	3,501,188	-1,476,994
Balance on 31.12.06 (¥thousands)	4,559	13,351	-38,432	-20,522	33,647	8,185,267	19,528,235

(4) Consolidated Interim Cash Flow Statement

	Previous Consolidated Interim Accounting Term (January 1, 2006 to June 30, 2006)	Current Consolidated Interim Accounting Term (January 1, 2007 to June 30, 2007)	Previous Fiscal Year Cash Flow Statement Extract (January 1, 2006 to December 31, 2006)
Category	Amount (¥thousands)	Amount (¥thousands)	Amount (¥thousands)
I Cash Flow from Operating Activities			
Interim net profit/loss before adjustments for tax etc.	1,330,314	-17,396,426	-8,914,384
Depreciation expenses	668,879	767,310	1,402,780
Shrinkage	78,347	5,936,053	4,751,331
Amortization of consolidated adjustments account	666,427	—	—
Amortization of goodwill (new)	—	1,186,432	1,754,477
Change in allowance for doubtful debts	-212,594	6,118,934	3,494,406
Decrease in allowance for bonuses	29,698	21,184	-34,861
Increase/ decrease in retirement benefits reserve	6,200	-2,939	20,072
Increase in interest repayment reserve	1,107,600	6,193,600	3,063,000
Gain on sale of investments in securities	-822,756	-42,903	-2,159,445
Gain on sale of stock in affiliated companies	-342,045	—	-343,987
Gain on transfer of goodwill	-6,185	—	-6,185
Interest and dividends received	-2,956	-22,961	-12,762
Interest paid	58,061	282,476	267,921
Foreign exchange gain or loss	—	-3,110	-17,866
Issue of new stock expenses	2,058	—	38,032
Stock issue expenses	—	39,650	—
Bond issue expenses	—	3,157	10,000
Loss on sale of investments in securities	—	—	499,628
Loss on appraisal of investments in securities	547,702	599,943	34,530
Loss on appraisal of stock in affiliated companies	25,000	29,999	37,448
Loss on retirement of fixed assets	48,604	41,102	62,767
Loss on sale of fixed assets	—	—	58
Gain on sale of fixed assets	—	—	-183
Loss from change of equity investees	9,351	6,273	315,011
Gain from change of equity investees	-303,525	-1,227	-544,874
Amount of change in operating loans	-534,295	7,181,828	2,973,207
Increase in security deposits received	463,350	769,038	1,527,510
Increase in segregated trust account	-710,000	-5,450,000	-5,352,000
Increase in securities deposits	752,010	7,085,973	4,178,570
Increase in business investments in securities	—	-66,698	-538,368
Change in accounts receivable	80,233	106,768	-397,305
Change in inventory assets	-17,164	-14,612	728
Other change in assets	-1,077,002	-4,195,248	150,296
Decrease in purchase debts	-823,946	-530,880	-482,841
Other increases in liabilities	1,146,642	939,112	2,159,270
Directors bonuses paid	-69,252	—	-69,252
Sub total	2,098,757	9,581,831	7,866,732

Category	Previous Consolidated Interim Accounting Term (January 1, 2006 to June 30, 2006) Amount (¥thousands)	Current Consolidated Interim Accounting Term January 1, 2007 to June 30, 2007) Amount (¥thousands)	Previous Fiscal Year Cash Flow Statement Extract (January 1, 2006 to December 31, 2006) Amount (¥thousands)
Interest and dividends received	2,265	24,952	4,873
Interest paid	-59,761	-299,568	-208,023
Payment of corporate tax etc.	-2,394,691	-1,749,993	-3,118,809
Cash Flow from Operating Activities	-353,429	7,557,221	4,544,773
II Cash Flow from Investing Activities			
Revenue accrued on return of fixed deposit	850,000	20,000	1,045,207
Expenditure on acquisition of tangible fixed assets	-217,913	-251,928	-446,228
Revenue accrued on sale of tangible fixed assets	—	3,670	343,546
Expenditure on acquisition of intangible fixed assets	-1,114,207	-670,083	-1,997,012
Revenue accrued on sale of intangible fixed assets	—	—	1,018
Expenditure on acquisition of securities		—	-995,206
Expenditure on acquisition of investments in securities	-1,790,730	-980,562	-1,767,220
Revenue accrued on sale of investments in securities	1,338,506	58,417	3,161,591
Revenue accrued on redemption of investments in securities	50,000	—	50,000
Expenditure on acquisition of subsidiary stock	-94,500	-7,141,386	-416,421
Revenue accrued on sale of subsidiary stock	354,200	—	361,055
Expenditure on an investment partnership with an anonymous affiliated company	—	—	-2,900,000
Expenditure on the acquisition of subsidiary stock due to change in scope of consolidation.	—	—	-350,605
Expenditure on loans	-2,550	-160,058	-15,063
Revenue accrued on collection of loans	108,273	11,034	433,256
Revenue from other investment activities	281,273	70,424	312,405
Expenditure on other investment activities	-185,620	-91,339	-221,010
Cash Flow from Investing Activities	-423,266	-9,131,811	-3,400,688

Category	Previous Consolidated Interim Accounting Term (January 1, 2006 to June 30, 2006) Amount (¥thousands)	Current Consolidated Interim Accounting Term January 1, 2007 to June 30, 2007) Amount (¥thousands)	Previous Fiscal Year Cash Flow Statement Extract (January 1, 2006 to December 31, 2006) Amount (¥thousands)
III Cash Flow from Financing Activities			
Revenue accrued on short-term loans	32,002,304	13,950,000	69,266,068
Expenditure on repayment of short term loans	-9,555,996	-20,979,567	-46,484,166
Revenue accrued on long term loans	13,800,000	950,000	20,597,536
Expenditure on repayment of long term loans	-6,073,500	-7,615,390	-16,323,849
Revenue accrued on issue of stock	—	4,969,149	7,626,208
Revenue accrued on issue of bonds	—	5,096,842	1,990,000
Expenditure on redemption of bonds	-31,075,000	-75,000	-32,150,000
Income from investment partnership	1,470,000	—	1,470,000
Revenue from issue of new stock to minority shareholders	411,735	66,120	2,497,858
Income and expenditure on the sale and acquisition of treasury stock	22,507	—	31,685
Payment of dividends	-183,509	-3,521	-365,405
Payment of dividends to minority shareholders	-132,402	-179,499	-160,626
Cash Flow from Financing Activities	686,139	-3,820,865	7,995,309
IV Effect of exchange rate on cash and equivalents	2,487	21,313	21,542
V Increase in Cash and Equivalents	-88,068	-5,374,141	9,160,937
VI Balance of Cash and Equivalents at the Beginning of Term	23,202,882	33,180,245	23,202,882
VII Increase in Cash and Equivalents due to Increase in Consolidated Subsidiaries	738,786	30,609	738,786
VIII Increase in Cash and Equivalents due to Merger	77,770	—	77,639
X Balance of Cash and Equivalents at the End of the Interim Term	23,931,370	27,836,714	33,180,245

(5) Significant Issues regarding Business Continuity

Previous Consolidated Interim Accounting Term (01.01.2006 - 06.30.2006)	Current Consolidated Interim Accounting Term (01.01.2007 - 06.30.2007)	Previous Consolidated Fiscal Year (01.01.2006 – 12.31.2006)
–	In light of recent interest repayment claims and an estimate of the maximum future risk relating to interest repayment claims in the current interim period in the finance segment, loans and credit business, as well as significant post-balance sheet events, the group decided to sell its stake in the loans and credit company GMO LOAN-CREDIT HOLDINGS Inc. Due to the resulting goodwill shrinkage loss we have recorded a 15,699,005,000 yen interim net loss. As a result, at the end of the interim significant issues have arisen regarding business continuity questions have arisen business. The group is revising business strategy at the same time as selling assets to further reinforce capital. · Revision to Group Strategy As stated above, the group is withdrawing from the loans and credit business. We now seek top ensure a stable and continuous cash flow by focusing management resources on existing segments with stable profits, Internet infrastructure and Internet Media. · Sale of Assets In a Board of Directors meeting on August 13 it was resolved to sell affiliated company GMO Internet Securities Inc. and part of shares held in GMO Hosting & Securities Inc. The resulting sale gain will reinforce capital. In the future we will also sell stock held in companies not related to the Internet infrastructure or Internet media businesses to increase liquidity of available capital and reduce interest bearing liabilities. We will seek to ensure profits through sale gains and the reduction of interest bearing liabilities. While our financial condition doesn't currently allow syndicated loans etc. we have received support from financial institutions and we have received assurance that we won't forfeit term profit. The interim financial statements have been made based on the assumption of business continuity; the impact of these significant issues is not reflected in the interim financial statement.	–

END